Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among:

NOVARTIS AG,

a company limited by shares (Aktiengesellschaft) incorporated under the laws of Switzerland;

TORINO MERGER SUB INC.,

a Delaware corporation;

and

TOURMALINE BIO, INC.,

a Delaware corporation

Dated as of September 8, 2025

ARTICLE 1.	THE OFFER	6

1.1	The Offer	6

1.2	Company Actions	9

ARTICLE 2.	MERGER TRANSACTION	10

2.1	Merger	10

2.2	Effect of the Merger	10

2.3	Closing; Effective Time	10

2.4	Certificate of Incorporation and Bylaws	11

2.5	Directors and Officers	11

2.6	Conversion of Shares	11

2.7	Surrender of Certificates; Stock Transfer Books	12

2.8	Dissenters’ Rights	15

2.9	Treatment of Company Stock Awards	16

2.10	Company ESPP	17

2.11	No Dividends or Distributions	17

2.12	Further Action	18

2.13	Merger Without a Vote of Stockholders	18

ARTICLE 3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	18

3.1	Due Organization and Good Standing	18

3.2	Certificate of Incorporation and Bylaws	19

3.3	Authority; Binding Nature of Agreement; Anti-Takeover Laws	19

3.4	Capitalization, Etc.	19

3.5	Merger Approval	21

3.6	Non-Contravention; Consents	21

3.7	SEC Filings; Financial Statements	22

3.8	Rule 14d-10	25

3.9	Absence of Changes	25

3.10	Liabilities	25

3.11	Title to Assets	25

3.12	Real Property	25

3.13	Intellectual Property	26

3.14	Data Protection	29

3.15	Contracts	30

3.16	Compliance with Legal Requirements; Regulatory Matters	33

3.17	Trade Control Laws; Anti-Corruption Laws	36

3.18	Governmental Authorizations; Compliance with Legal Requirements	37

3.19	Tax Matters	38

3.20	Employee Matters; Benefit Plans	40

3.21	Environmental Matters	42

3.22	Insurance	43

3.23	Legal Proceedings; Orders	43

3.24	Brokers and Finders	44

3.25	Fairness Opinion	44

3.26	National Security	44

3.27	Related Party Transactions	45

3.28	No Other Representations or Warranties; Acknowledgment by the Company	45

ARTICLE 4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER	45

4.1	Due Organization	45

4.2	Purchaser	46

4.3	Authority; Binding Nature of Agreement	46

4.4	Non-Contravention; Consents	46

4.5	Disclosure	47

4.6	Absence of Litigation	47

4.7	Sufficiency of Funds	47

4.8	Ownership of Company Common Stock	47

4.9	Brokers and Finders	47

4.10	Stockholder and Management Arrangements	48

4.11	No Other Representations or Warranties; Acknowledgement by Parent and Purchaser	48

ARTICLE 5.	COVENANTS	49

5.1	Access and Investigation	49

5.2	Operation of the Company	50

5.3	No Solicitation	55

5.4	Company Board Recommendation	58

5.5	Filings, Consents and Approvals	60

5.6	Employee Benefits	63

5.7	Indemnification of Officers and Directors	65

5.8	Securityholder Litigation	67

5.9	Public Announcement	67

5.10	Takeover Laws; Advice of Changes	68

5.11	Section 16 Matters	68

5.12	Rule 14d-10 Matters	68

5.13	Stock Exchange Delisting; Deregistration	68

5.14	Purchaser Stockholder Consent	69

5.15	Termination of Certain Agreements	69

5.16	Communications and Interactions with Governmental Bodies and Regulatory Authorities	69

ARTICLE 6.	CONDITIONS PRECEDENT TO THE MERGER	70

6.1	No Restraints	70

6.2	Consummation of Offer	71

ARTICLE 7.	TERMINATION	71

7.1	Termination	71

7.2	Manner and Notice of Termination; Effect of Termination	73

7.3	Expenses; Termination Fee	74

ARTICLE 8.	MISCELLANEOUS PROVISIONS	77

8.1	No Survival of Representations, Warranties, Covenants and Agreements	77

8.2	Amendment	78

8.3	Waiver	78

8.4	Entire Agreement; Counterparts	78

8.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies; Waiver of Jury Trial	78

8.6	Assignability	80

8.7	No Third Party Beneficiaries	81

8.8	Notices	81

8.9	Severability	82

8.10	Obligation of Parent’s Subsidiaries	82

8.11	Transfer Taxes	82

8.12	Company Disclosure Letter References	82

8.13	Construction	83

Exhibits

Exhibit A	Definitions
Exhibit B	Form of Certificate of Incorporation of Surviving Corporation
Exhibit C	Form of Bylaws of Surviving Corporation

Annexes

Annex I	Conditions to the Offer

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of September 8, 2025, by and among NOVARTIS AG, a company limited by shares (Aktiengesellschaft) incorporated under the laws of Switzerland (“Parent”); TORINO MERGER SUB INC., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Purchaser”); and TOURMALINE BIO, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. On the terms and subject to the conditions of this Agreement, Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) other than Excluded Shares for an amount in cash equal to $48.00 per Share, without interest, and subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.7(g)(such amount or any higher amount per Share paid pursuant to the Offer, the “Offer Price”).

B. Following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 2.6, (i) each issued and outstanding Share (other than any Excluded Shares) as of the Effective Time shall be converted into the right to receive the Offer Price, and (ii) the Company shall become an indirect wholly owned Subsidiary of Parent as a result of the Merger.

C. The board of directors of the Company (the “Company Board”) has unanimously adopted resolutions (i) determining that this Agreement and the consummation of the Transactions are advisable, fair to and in the best interest of, the Company and its stockholders, (ii) determining that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions and (iv) resolving to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the recommendation of the Company Board, the “Company Board Recommendation”).

D. The board of directors of each of Parent and Purchaser has unanimously adopted resolutions (i) determining that this Agreement and the consummation of the Transactions are advisable and (ii) authorizing and approving the execution, delivery and performance by each of Parent and Purchaser of this Agreement and the consummation of the Transactions.

E. Each of Parent, Purchaser and the Company acknowledges and agrees that the Company Board has determined that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer.

F. Each of Parent, Purchaser and the Company desires to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1. THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article 7 and the Company shall have timely provided to Parent and Purchaser all information required to be provided by it pursuant to Section 1.1(e), as promptly as practicable after the date of this Agreement but in no event later than fifteen (15) Business Days following the date of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Terms and Conditions of the Offer. Subject to the satisfaction or (to the extent permitted hereunder) waiver of the conditions set forth in Annex I (collectively, the “Offer Conditions”), as soon as practicable after the Expiration Date, Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms and promptly accept for payment and promptly thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, including the Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive, in whole or in part, any Offer Condition and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser shall not (and Parent shall cause Purchaser not to)(A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions or any other terms or conditions of this Agreement in a manner that is adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (F) change or waive the Minimum Condition, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Shares held by them (if any) into the Offer.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute following 11:59 p.m., Eastern Time, on the twentieth (20th) Business Day following (and including the day of) the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act, unless otherwise agreed to in writing by Parent and the Company (such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, including this Section 1.1(c), the “Expiration Date”). Subject to the Parties’ respective termination rights under Article 7:

(i) If, as of any then-scheduled Expiration Date, any Offer Condition, other than the Minimum Condition, is not satisfied or, to the extent waivable in accordance with the terms hereof, has not been waived by Purchaser or Parent, Purchaser may, in its discretion (and without the consent of the Company or any other Person), and at the request of the Company, Purchaser shall, extend the Offer on one or more occasions for an additional period of up to ten (10) Business Days each per extension, to permit such Offer Condition to be satisfied;

(ii) Purchaser shall extend the Offer from time to time for the minimum period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and

(iii) if, as of the then-scheduled Expiration Date, all of the Offer Conditions have been satisfied or, to the extent waivable in accordance with the terms hereof, waived, except that the Minimum Condition has not been satisfied, Purchaser may, in its discretion (and without the consent of the Company or any other Person) and at the request of the Company, Purchaser shall, extend the Offer on one or more occasions for an additional period specified by the Company of up to ten (10) Business Days per extension, to permit the Minimum Condition to be satisfied; provided, however, that in no event shall Purchaser be required to extend the Offer pursuant to this clause (iii) for more than three (3) additional such extensions; provided, however, that in no event shall Purchaser (x) be required to extend the Offer beyond the earliest to occur of the valid termination of this Agreement in compliance with Article 7 and the Outside Date or (y) be permitted to extend the Offer beyond the Outside Date without the prior written consent of the Company. For the avoidance of doubt, nothing in the foregoing clauses (i), (ii) or (iii) of this Section 1.1(c) shall be deemed to impair, limit or otherwise restrict in any manner the right of the Parties to terminate this Agreement pursuant to and in accordance with the terms of Article 7.

(d) Termination of Offer. In the event that this Agreement is terminated pursuant to the terms of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within one Business Day of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. On the Offer Commencement Date, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares. Parent and Purchaser agree that they shall cause the Schedule TO and all amendments, supplements and exhibits thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, or to correct any material omissions therefrom, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case, as and to the extent required by applicable Legal Requirements (including the Exchange Act). The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). Unless the Company Board has effected a Company Adverse Change Recommendation, Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Unless the Company Board has effected a Company Adverse Change Recommendation, Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments, and Parent and Purchaser shall give reasonable and good faith consideration to any such comments made by the Company or its counsel. Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(f) Adjustments to Offer Price. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be equitably adjusted to reflect such change and provide the holders of each Share the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 1.1(f) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

(g) Payment; Funds. On the terms and subject to the conditions set forth in this Agreement and the Offer, including the satisfaction or, to the extent permitted hereunder, waiver of all Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to), at or as promptly as practicable following the Expiration Date (as it may be extended in accordance with Section 1.1(c)), but in any event within one (1) Business Day thereof, irrevocably accept for payment (the time of such acceptance, the “Offer Acceptance Time”), and, at or as promptly as practicable following the Offer Acceptance Time, but in any event within three (3) Business Days thereof, pay for, all Shares that are validly tendered and not withdrawn pursuant to the

Offer. Without limiting the generality of Section 8.10, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. The Company shall register the transfer of any Shares irrevocably accepted for payment effective immediately after the Offer Acceptance Time.

(h) Tender Offer Reports. Between the commencement of the Offer and the Expiration Date, Purchaser shall (and Parent shall cause Purchaser to) use commercially reasonable efforts to keep the Company informed on a reasonably current basis regarding the status of the Offer and the number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer (including using commercially reasonable efforts to provide the Company with tender offer reports received from the depository and/or Paying Agent on at least a weekly basis; provided that during the five (5) Business Days prior to the Expiration Date, Purchaser shall use commercially reasonable efforts to promptly provide daily tender offer reports each Business Day) and shall use commercially reasonable efforts to give notice to the Company promptly following the expiration of the Offer, indicating whether, as of such date and time, sufficient Shares have been validly tendered (and not validly withdrawn) to satisfy the Minimum Condition.

1.2 Company Actions.

(a) Schedule 14D-9. On the Offer Commencement Date and substantially concurrently with the filing by Parent and Purchaser of the Schedule TO, the Company shall file with the SEC in a manner that complies with Rule 14d-9 under the Exchange Act a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that (i) shall reflect the terms set forth in this Agreement, (ii) unless the Company Board has made a Company Adverse Change Recommendation in accordance with Section 5.4(b), shall reflect the Company Board Recommendation and (iii) shall include a notice of appraisal rights and other information in accordance with Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Legal Requirements. Unless requested otherwise by the Company, Parent shall cause the Schedule 14D-9 to be disseminated to the holders of Shares together with the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and the Company further agrees to use all reasonable efforts to cause the Schedule 14D-9 as so corrected to be promptly filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or its legal counsel all information concerning Parent and Purchaser and their stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a) so as to enable the Company to comply with its obligations hereunder. Unless the Company Board has made a Company Adverse Change Recommendation in accordance with Section 5.4(b), the Company shall (A) provide Parent and its counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, (B) provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments and (C) provide Parent and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments, and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel. The Company shall respond promptly to any comments from the SEC or its staff with respect to the Schedule 14D-9.

(b) Stockholder Lists. The Company shall, promptly furnish, or cause to be promptly furnished, to Parent a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request from time to time in connection with the commencement of the Offer. Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, lists and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control and, if requested by the Company, promptly confirm to the Company in writing that all such material has been returned or destroyed.

ARTICLE 2. MERGER TRANSACTION

2.1 Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Parties shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company will continue as the Surviving Corporation.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Article 7, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as reasonably practicable after (but in no case later than the second (2nd) Business Day following) the Offer Acceptance Time, following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 6 (other than any such conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), unless another date, time or place is agreed to in writing by the Parties. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read in its entirety as set forth on Exhibit B attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation; and

(b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to read in their entirety as set forth on Exhibit C attached hereto.

2.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Purchaser as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Purchaser as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

2.6 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares then held by the Company or held in the Company’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares then held by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) any Shares irrevocably accepted for payment in the Offer shall no longer be outstanding and shall be canceled and shall cease to exist, and no additional consideration shall be delivered in exchange therefor;

(iv) except as provided in Section 2.6(a)(i), Section 2.6(a)(ii) and Section 2.6(a)(iii) and subject to Section 2.6(b), each Share then outstanding immediately prior to the Effective Time (other than any Dissenting Shares, which shall have only the rights set forth in Section 2.8) shall be canceled and cease to exist and be converted into the right to receive the Offer Price (such per share amount, the “Merger Consideration”), without interest thereon and subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.7(g); and

(v) each share of the common stock, par value of $0.001 per share, of Purchaser then outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid, and non-assessable share of common stock of the Surviving Corporation.

(b) If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be equitably adjusted to reflect such change and provide the holders of Shares and holders of Company Options and RSUs with the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.6(b) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

2.7 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate a reputable U.S. bank or trust company reasonably acceptable to the Company to act as depositary agent for the Company Stockholders entitled to receive the Offer Price pursuant to Section 1.1(b) and to act as the paying agent for the Company Stockholders entitled to receive Merger Consideration pursuant to Section 2.6 (the “Paying Agent”). Parent shall pay, or cause to be paid, all fees and expenses of the Paying Agent. The agreement entered into prior to Closing pursuant to which Parent shall appoint the Paying Agent (the “Paying Agent Agreement”) shall be in form and substance reasonably acceptable to the Company. At or promptly following the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash in immediately available funds in U.S. dollars an amount sufficient to make payment of the aggregate Offer Price payable pursuant to Section 1.1(b) and the aggregate Merger Consideration (such deposit, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration in the Merger as provided herein. Earnings from such investments shall be the sole and exclusive property of Parent, and no part of such earnings shall accrue to the benefit of the Company Stockholders, or holders of Company Options or RSUs in each case, as of immediately prior to the Effective Time. The Payment Fund shall be invested by the Paying Agent as directed by Parent, in its sole discretion; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months; provided, further, that no gain or loss on the Payment Fund shall affect the amounts payable hereunder. In the event the Payment Fund shall be insufficient to pay the Offer Price in accordance with Section 1.1(b) and the aggregate Merger Consideration in accordance with Section 2.9(d), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount that is equal to the shortfall that is required to make such payment.

(b) Promptly after the Effective Time (but in no event later than two (2) Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide to each Person who was, at the Effective Time, a holder of record of Shares (other than Excluded Shares) that are (i) represented by certificates evidencing such Shares (the “Certificates”) or (ii) Book-Entry Shares that are not held, directly or indirectly, through the Depository Trust Company (“DTC”), in the case of each of clauses (i) and (ii), notice advising such Person of the occurrence of the Effective Time, which notice shall include (A) appropriate transmittal materials, including a letter of transmittal (which shall be in reasonable and customary form), specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms of the conditions of the Paying Agent Agreement), as applicable and (B) instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) or such Book-Entry Shares to the Paying Agent in exchange for the Merger Consideration that such holder is entitled to receive as part of the Merger pursuant to Section 2.6. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof.

(c) With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to Section 2.6.

(d) Upon surrender to the Paying Agent of the Shares that (i) are represented by Certificates, by physical surrender of such Certificates (or effective affidavits of loss in lieu thereof), together with duly completed and executed appropriate transmittal materials required by the Paying Agent, (ii) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of such Book-Entry Shares (or such other reasonable evidence, if any, of such surrender as the Paying Agent may be reasonably request pursuant to the terms and conditions of the Paying Agent Agreement) and (iii) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary and desirable third-party intermediaries pursuant to Section 2.7(c), the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Payment Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds equal to the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.7, each Certificate and Book-Entry Share shall be deemed, after the Effective Time, to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.6.

(e) At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. None of Parent, Purchaser, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) At the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements.

(g) Each of the Surviving Corporation, Parent, Purchaser and their respective Affiliates and agents shall be entitled to deduct and withhold (or cause the Paying Agent or any other applicable withholding agent to deduct and withhold) from any consideration payable pursuant to this Agreement (including the Offer and the Merger) to any holder of Shares, Company Options or RSUs or any other consideration otherwise payable pursuant to this Agreement such Taxes or other amounts as it is required by any applicable Legal Requirements to deduct and withhold. Each such payor shall remit such amounts so deducted and withheld to the appropriate Governmental Body. If any deduction or withholding obligation may be avoided or reduced by a payee providing information or documentation to the applicable payor, such payor shall use commercially reasonable efforts to provide the payee the opportunity to provide applicable Tax forms, such as an IRS Form W-9 or an appropriate IRS Form W-8, as applicable to avoid or reduce such deduction or withholding to the extent permitted by applicable Legal Requirements. To the extent that any amounts are so deducted or withheld and are remitted to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.7(g), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Article 2.

2.8 Dissenters’ Rights. Notwithstanding anything to the contrary in this Agreement, any Shares outstanding immediately prior to the Effective Time that are held by holders and beneficial owners who (a) have not voted in favor of the Merger or consented to it in writing, (b) are entitled to demand appraisal rights and have properly demanded appraisal rights with respect to such Shares pursuant to, and have complied in all respects with, all provisions of Section 262 of the DGCL concerning the rights of holders or beneficial owners to demand appraisal of such Shares in connection with the Merger and (c) as of the Effective Time have not failed to perfect nor have waived, effectively withdrawn or otherwise lost their rights to such appraisal and payment under the DGCL (such Shares, the “Dissenting Shares”), shall not be converted into or represent the right to receive the Merger Consideration as of the Effective Time, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that, if any such holder or beneficial owner shall have failed to perfect or shall have waived, effectively withdrawn or otherwise lost such holder’s right to appraisal and payment under the DGCL, or a court of competent jurisdiction has determined that such holders or beneficial owners are not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder or beneficial owner to receive those rights under Section 262 and to be paid the fair value of such Dissenting Shares shall cease and such holder’s or beneficial owner’s Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.7(g), and such Shares shall not be deemed to be Dissenting Shares. The Company shall provide Parent prompt written notice of any written demands received by the Company for appraisal of any Shares, any written withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL or other applicable Legal Requirements that relates to such demand, and Parent will have the opportunity and right to participate in and, and after the Effective Time direct, all negotiations and Legal Proceedings with respect to such demands. The Company shall provide each of the holders of Shares as of the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL with the notice contemplated thereby as part of the Schedule 14D-9. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment or deliver any consideration with respect to, or settle or compromise, any demands for appraisal or payment, in respect of Dissenting Shares.

2.9 Treatment of Company Stock Awards.

(a) Each Company Option that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each vested Company Option (after giving effect to the acceleration treatment set forth in the preceding sentence) that is then outstanding and unexercised as of immediately before the Effective Time shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess of the Merger Consideration over the exercise price payable per Share under such Company Option (the “Option Consideration”). Each Company Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be cancelled at the Effective Time without the payment of consideration therefor.

(b) Each Company Restricted Share outstanding as of immediately prior to the Effective Time shall become fully vested effective as of immediately prior to, and contingent upon the occurrence of, the Effective Time and shall, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, and net of any applicable withholding Taxes required to be deducted and withheld by applicable Tax Legal Requirements and pursuant to the individual award agreement pursuant to which the Company Restricted Share was granted, be treated as a Share for all purposes under the terms of this Agreement (including, for the avoidance of doubt, Section 2.6 and Section 2.7).

(c) Each restricted stock unit award granted pursuant to any of the Company Equity Plans or otherwise (each, an “RSU” and together, the “RSUs”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares issuable in settlement to such RSU immediately prior to the Effective Time without regard to vesting, multiplied by (ii) the Merger Consideration (the “RSU Consideration”).

(d) As soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time), Parent shall, or shall cause the Surviving Corporation (or, at Parent’s election, a third party payroll provider of national reputation) to, pay through the Surviving Corporation’s (or such third party payroll provider’s) payroll the aggregate Option Consideration and RSU Consideration payable with respect to Company Options and RSUs held by current or former employees of the Company (net of any withholding Taxes required to be deducted and withheld by applicable Legal Requirements in accordance with Section 2.7(g); provided, however, that to the extent the holder of a Company Option or RSU is not, and was not at any time during the vesting period of the Company Option or RSU, an employee of the Company for employment tax purposes, the Option Consideration or RSU Consideration payable pursuant to this Section 2.9 with respect to such Company Option or RSU shall be deposited in the Payment Fund and paid by the Paying Agent in the manner described in Section 2.7.

(e) Prior to the Closing, the Company Board or any committee thereof shall (i) adopt such resolutions and take such other actions as are necessary to give effect to the transactions contemplated by this Section 2.9, (ii) ensure that after the Effective Time no holder of Company Stock Awards shall have any right thereunder to acquire any securities of the Company, the Surviving Corporation or Parent, or to receive any payment or benefit with respect to any Company Stock Award, except as provided in this Section 2.9, and (iii) ensure that after the Effective Time no further Company Stock Awards or other rights with respect to Shares shall be granted or outstanding under the Company Equity Plans.

2.10 Company ESPP. As soon as reasonably practicable following the date hereof, the Company shall take all actions with respect to the Company’s 2023 Employee Stock Purchase Plan (the “Company ESPP”) that are necessary to provide that: (a) following the date hereof, no Person may become a participant in the Company ESPP and no offering period shall commence under the Company ESPP and (b) subject to the consummation of the Merger, the Company ESPP shall terminate effective immediately prior to the Effective Time.

2.11 No Dividends or Distributions. No dividends or other distributions with respect to the capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any Shares that are represented by Certificates or Book-Entry Shares.

2.12 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

2.13 Merger Without a Vote of Stockholders. The Merger will be governed by and effected under Section 251(h) of the DGCL. The parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a vote of the holders of the Shares in accordance with Section 251(h) of the DGCL.

ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case, pursuant to the Exchange Act on or after January 1, 2024 and at least two (2) Business Days prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and any other disclosures contained or referenced therein, in each case to the extent such disclosures are predictive, cautionary or forward-looking in nature) (it being acknowledged and agreed that this clause (a) shall not apply to the representations and warranties set forth in Section 3.1 (Due Organization and Good Standing), Section 3.2 (Certificate of Incorporation and Bylaws), Section 3.3 (Authority; Binding Nature of Agreement; Anti-Takeover Laws), Section 3.4 (Capitalization, Etc.), Section 3.5 (Merger Approval), Section 3.6 (Non-contravention; Consents), Section 3.8 (14d-10 Matters) and Section 3.24 (Brokers and Finders)) or (b) subject to the terms of Section 8.13, as set forth in the Company Disclosure Letter, the Company hereby represents and warrants to Parent and Purchaser as follows:

3.1 Due Organization and Good Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own, lease and use its assets in the manner in which its assets are currently owned, leased and used. The Company is qualified or licensed to do business, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company does not own any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity. The Company has not agreed and is not obligated to make and is not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the certificate of incorporation and bylaws of the Company, including all amendments thereto, as in full force and effect, and the Company is not in violation of its certificate of incorporation and bylaws.

3.3 Authority; Binding Nature of Agreement; Anti-Takeover Laws.

(a) The Company has the corporate power and authority to enter into and deliver and to perform its obligations under this Agreement and, subject to the satisfaction of the Minimum Condition, to consummate the Transactions. The Company Board (at a meeting duly called and held) has unanimously adopted resolutions (i) determining that this Agreement and the consummation of the Transactions are advisable, fair to and in the best interest of, the Company and its stockholders, (ii) determining that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions and (iv) resolving to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC and disseminated to the Company’s stockholders, which resolutions, subject to Section 5.4, have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no additional corporate proceedings or actions on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the Transactions.

(b) Assuming the accuracy of the representations and warranties set forth in Section 4.8, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Laws shall be inapplicable to: (i) the execution, delivery and performance of this Agreement and (ii) the consummation of the Offer, the Merger and the other Transactions.

3.4 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 140,000,000 shares of Company Voting Common Stock, of which 25,756,021 shares (including 74,836 Company Restricted Shares) have been issued or are outstanding as of the close of business on the Reference Date; (ii) 10,000,000 shares of Company Non-Voting Common Stock, none of which have been issued or are outstanding as of the close of business on the Reference Date; and (iii) 10,000,000 shares of Company Undesignated Preferred Stock, none of which are issued or outstanding as of the close of business on the Reference Date. All of the outstanding Shares have been, and all such Shares that may be issued prior to the Effective Time will be when issued, duly authorized and validly issued, and are and will be fully paid and nonassessable.

(b) (i) None of the outstanding Shares is entitled or subject to any preemptive right, right of repurchase or forfeiture (other than the Company Restricted Shares), right of participation, right of maintenance or any similar right, (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company, (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having a right to vote on any matters on which the Company Stockholders have a right to vote and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares. The Company Common Stock constitutes the only outstanding class of securities of the Company registered under the Securities Act or the Exchange Act. All outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable securities Legal Requirements, including the Securities Act and “blue sky” Legal Requirements.

(c) As of the close of business on the Reference Date: (i) 3,808,540 Shares are subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans, (ii) 10,387 Shares are subject to or otherwise deliverable in connection with outstanding RSUs under Company Equity Plans, (iii) 1,602,913 Shares are reserved for future issuance under the Company’s 2023 Equity Incentive Plan, (iv) 662,920 Shares are reserved for future issuance under the Company ESPP as approved by the Company and (v) 74,836 Company Restricted Shares are outstanding. The Company has delivered or made available to Parent or Parent’s Representatives copies of all Company Equity Plans covering the Company Options and RSUs outstanding as of the date of this Agreement and the forms of all award agreements evidencing such Company Stock Awards, and no Company Stock Award materially deviates from such forms.

(d) Except as otherwise set forth in this Section 3.4, as of the close of business on the Reference Date, there are no: (i) outstanding shares of capital stock, or other equity interest in the Company; (ii) outstanding subscriptions, options, calls, warrants, rights or other agreements (whether or not currently exercisable) to acquire any shares of capital stock, restricted stock units, stock-based performance units or any other rights that are linked to (including any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests), or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company ((i), (ii) and (iii), collectively, “Company Securities”); (iv) other obligations by the Company to make any payments based on the price or value of the Shares or (v) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities. From the Reference Date to the execution of this Agreement, there have been no issuances by the Company of any Company Securities, except for the issuance of Shares pursuant to the exercise of Company Options or the settlement of RSUs outstanding as of the Reference Date in accordance with their terms.

(e) The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of all Company Equity Plans covering the Company Options, Company Restricted Shares and RSUs outstanding as of the date of this Agreement and the forms of all award agreements evidencing such Company Stock Awards, and no Company Stock Award agreement materially deviates from such forms. Section 3.4(e) of the Company Disclosure Letter sets forth, as of the close of business on the Reference Date, an accurate and complete list of each outstanding Company Option, Company Restricted Share and RSU and, to the extent applicable, (i) the name (or employee identification number) of the holder thereof, (ii) the number of Shares subject to such Company Stock Award, (iii) the exercise price per Share, (iv) the Company Stock Award Grant Date, (v) the vesting commencement date, (vi) the vesting schedule, including any performance conditions (and the terms of any acceleration thereof) and the extent to which the Company Stock Award is vested and unvested as of the Reference Date, (vii) the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax law providing favorable Tax treatment), (viii) the expiration date of each Company Stock Award, (ix) the Company Equity Plan under which such Company Stock Award was granted, and (x) the country and/or state of residence of such Company Stock Award holder. All grants of Company Options, Company Restricted Shares, and RSUs were validly issued no later than the date on which the grant of such Company Stock Award was by its terms to be effective (the “Company Stock Award Grant Date”) and properly approved by the Company Board (or a committee thereof) in accordance with all applicable Legal Requirements and the terms of the applicable Company Equity Plan and the exercise price per Share of each Company Option was not less than the fair market value of a Share on the applicable Company Stock Award Grant Date. Other than as set forth in Section 3.4(e) of the Company Disclosure Letter, as of the Reference Date, there is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, performance stock unit award, restricted stock award, stock appreciation, phantom stock, profit participation or similar rights or equity or equity-based awards with respect to the Company. Each Company Stock Award was granted pursuant to a Company Equity Plan and is in compliance with all requirements set forth in such Company Equity Plan. Each Company Stock Award is either exempt or in compliance with Section 409A of the Code.

(f) None of the Company Associates have an outstanding offer letter, employment agreement or other Contract or Employee Plan as of the date hereof that contemplates a grant of, or right to purchase or receive: (i) Company Options, RSUs, Company Restricted Shares or other equity awards with respect to Shares or (ii) other securities of the Company that, in each case, have not been issued or granted as of the close of business on the Reference Date.

3.5 Merger Approval. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition and the accuracy of the representations and warranties set forth in Section 4.8, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and the Merger.

3.6 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the Exchange Act, the DGCL, the HSR Act and any other applicable filing, notification or approval in any jurisdiction required by Antitrust and FDI Laws and set forth on Section 5.5(b) of the Company Disclosure Letter and the rules and regulations of Nasdaq, the execution and delivery of this Agreement by the Company and the consummation by the

Company of the Transactions will not: (a) conflict with or cause a violation of any of the provisions of the Certificate of Incorporation or bylaws (or similar organizational documents) of the Company; (b) conflict with or cause a violation by the Company of any Legal Requirements or order applicable to the Company, or to which the Company is subject; (c)(i) conflict with, result in breach of, or constitute a default (or give rise to any right of purchase, termination, cancellation, modification, acceleration or any other obligation or any event that, with the giving of notice, would constitute a default or give rise to any such right), under, any Material Contract, (ii) require any Consent or notice under any Material Contract or (iii) cause the loss of any benefit to which the Company is entitled under any Material Contract or (d) result in any Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of the Company, except in the case of clauses (b), (c) and (d), for such violations, conflicts, breaches, defaults, loss of rights or benefits or failure to provide any Consents or notices as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9), the DGCL, the HSR Act and any other applicable filing, notification or approval in any jurisdiction required by Antitrust and FDI Laws and set forth on Section 5.5(b) of the Company Disclosure Letter and the rules and regulations of Nasdaq, the Company is not required to give notice to, make any filing with or obtain any Consent from any Governmental Body at or prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by the Company of the Merger, except those notifications, filings or Consents that the failure to so give, make, obtain or receive would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.7 SEC Filings; Financial Statements.

(a) Since October 19, 2023, the Company has filed or furnished all material reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since October 19, 2023, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document. There are no outstanding loans or other extension of credit made by the Company to any executive officer (as defined in Rule 3b-7 promulgated under the Exchange Act) or director of the Company. There are no amendments or modifications to the Company SEC Documents that are required to be filed with (or furnished to) the SEC, but that have not yet been filed with (or furnished to) the SEC.

(b) The audited and unaudited financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents (except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the financial position of the Company as of the respective dates thereof and the stockholders’ equity, results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). No financial statements of any Person are required by GAAP to be included in the financial statements of the Company.

(c) The Company maintains, and at all times since October 19, 2023 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and, except as set forth in the Company SEC Reports filed prior to the date of this Agreement, that assessment concluded that those controls were effective. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since October 19, 2023, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company; (B) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company; or (C) any claim or allegation regarding any of the foregoing.

(d) The Company maintains, and at all times since October 19, 2023 has maintained, disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act that are designed to provide reasonable assurance that all information (both financial and nonfinancial) required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e) The Company is not a party to and has no obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company. The Company has made available to Parent copies of all material correspondence from October 19, 2023 through the date hereof between the SEC and the Company.

(g) Each document required to be filed by the Company with the SEC in connection with the Offer (the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i) The information with respect to the Company that the Company furnishes to Parent or Purchaser in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination of the Offer Documents and at the time of the commencement of the Offer or at the Offer Acceptance Time will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(ii) The Company makes no representation or warranty with respect to statements made or incorporated by reference in any Company Disclosure Documents based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

(h) The Company is, and since October 19, 2023 has been, in compliance in all material respects with all applicable listing and corporate governance requirements of Nasdaq, and is, and since October 19, 2023 has been, in compliance in all material respects with all applicable rules, regulations and requirements of the Sarbanes-Oxley Act of 2002 and the SEC.

3.8 Rule 14d-10. The Compensation Committee of the Company Board has, on or prior to the date hereof, (a) duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act each agreement, plan, program, arrangement or understanding entered into or established by the Company or any of its Affiliates on or before the date hereof with or on behalf of any of its officers, directors or employees and (b) has taken all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing.

3.9 Absence of Changes. (a) Since December 31, 2024, (i) except for the transactions contemplated by this Agreement and discussions and negotiations related thereto and to other strategic transactions and alternatives considered by the Company, the Company has operated in all material respects in the ordinary course of business and (ii) there has not occurred a Material Adverse Effect and (b) since the date of the Balance Sheet, no actions have been taken by the Company that, if taken or proposed to be taken after the date of this Agreement would have been prohibited by Sections 5.2(b)(i), (ii), (vi), (vii), (viii), (ix), (x), (xiii), (xv), (xviii), (xix), (xxiii), (xxiv), (xxv) and, solely as it relates to the foregoing, (xxix).

3.10 Liabilities. The Company does not have any Liabilities, except for: (a) Liabilities accrued or reserved against on the Company’s Balance Sheet; (b) Liabilities or obligations incurred pursuant to the terms of this Agreement; (c) Liabilities for performance of obligations of the Company under Company Contracts that have been made available to Parent (other than resulting from any breach or failure by the Company to perform thereunder) in effect as of the date hereof or entered into from and after the date hereof to the extent permitted to be entered into; (d) Liabilities incurred since the date of the Balance Sheet in the ordinary course of business or in connection with the Transactions; and (e) liabilities that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.11 Title to Assets. The Company has good and valid title to all material tangible assets owned by it as of the date of this Agreement, including all material tangible assets (other than capitalized or operating leases) reflected on the Company’s unaudited balance sheet in the most recent Quarterly Report on Form 10-Q (the “Balance Sheet”) filed prior to the date hereof by the Company with the SEC (but excluding intellectual property which is covered by Section 3.13), except for assets (including inventory) sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet and except where such failure to have good and valid title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.12 Real Property.

(a) The Company does not own, nor has it ever owned, any real property or any interest therein. The Company is not a party to any agreement or option to purchase any real property or any interest therein.

(b) Section 3.12(b) of the Company Disclosure Letter sets all forth real property that is leased, subleased, used or otherwise occupied by the Company from another Person (the “Leased Real Property”). The Company holds a valid and existing leasehold interest in each Leased Real Property, and such leasehold interest in each Leased Real Property is free and clear of all Encumbrances other than Permitted Encumbrances. As of the date of this Agreement, the Company has not received any written notice regarding any termination event or material violation or breach or default under any Company Lease that has not since been cured and, to the knowledge of the Company no such termination event or uncured material violation, breach or default exists under any such Company Lease. The Company has not exercised or given any notice of exercise of, nor has any landlord exercised or given any notice of, any right of first offer or right of first refusal contained in any Company Lease. The Company is in peaceful and undisturbed possession of the Leased Real Property and there are no restrictions that preclude or restrict the ability of the Company to use the Leased Real Property for the purposes for which it is currently being used. The Company has not subleased or otherwise granted to any Person the right to use, enjoy or occupy any portion of the Leased Real Property.

3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Letter identifies each item of Registered IP in (i) the Company Owned IP (the “Registered Company Owned IP”) or (ii) the Company Licensed IP, in each case, together with the name of the current record owner(s) and if different, the legal owner and beneficial owner (and if any other Person has an ownership interest in such item of Registered IP, the nature of such ownership interest), the applicable jurisdictions, the issuance, application or registration numbers and the date of issuance, application or registration of the item. All Registered IP in the Company Owned IP or the Company Licensed IP that has been issued or that has completed registration is subsisting and, to the knowledge of the Company, valid and enforceable (other than pending applications included in the Registered IP). No interference, opposition, reissue, reexamination, inter partes review, post-grant review, deviation proceeding, cancellation proceeding, arbitration, mediation, Governmental Body proceeding, or other contested proceedings (other than patent or trademark prosecution activities being conducted before a Governmental Body in the ordinary course of business) is pending or, to the knowledge of the Company, threatened, in which the scope, validity, enforceability, or ownership of any Registered Company Owned IP or Registered IP in the Company Licensed IP is being or has been contested or challenged. The Company has made available to Parent, for each item of Registered Company Owned IP and Registered IP in the Company Licensed IP, a listing of all registration, maintenance, renewal, and other relevant fees, filings, and actions due or required, or that will come due or be required prior to the Closing Date or the date one hundred twenty (120) days thereafter that the Company has knowledge of, in connection with perfecting the Company’s rights in or maintaining, in full force and effect, the Registered IP in the Company Owned IP and Company Licensed IP. All such fees, filings, and actions due or required prior to the Closing or within thirty (30) days thereafter have been timely paid, filed, or taken, or will be timely paid, filed, or taken (except for fees, filings, and actions that will come due between the date of this Agreement and the Closing Date or within thirty (30) days thereafter in connection with the Company Licensed IP for which the Company does not control filing, prosecution, and maintenance under the terms of the applicable license Contract). The entity identified as the applicant upon initial filing of each patent or patent application in the Registered Company Owned IP that contains a priority claim to an earlier patent application held the entire right to claim such priority to such earlier patent application at the time of such initial filing.

(b) The Company (i) is the sole and exclusive owner of all right, title and interest in and to all Company Owned IP and all Intellectual Property Rights incorporated or embodied in each Company Product Candidate, free and clear of all Encumbrances other than Permitted Encumbrances, (ii) holds valid and enforceable rights under all Company Licensed IP, free and clear of all Encumbrances other than Permitted Encumbrances, and (iii) owns or has sufficient, valid and enforceable license rights in, and after the Closing the Surviving Corporation will continue to own or have sufficient valid and enforceable license rights in, all Intellectual Property Rights used by the Company in, or necessary for the conduct of, the Company’s business as currently conducted and as currently contemplated to be conducted. Each Company Associate and other Person involved in the creation or development of any material Company Owned IP (or, to the knowledge of the Company, material Company Licensed IP) (each, an “IP Developer”) has (in the case of third party licensors, to the knowledge of the Company) signed a valid and enforceable written agreement containing (A) a present assignment of Intellectual Property Rights to the Company (or such third party licensor in the case of Company Licensed IP) and (B) customary confidentiality provisions. To the knowledge of the Company, no IP Developer has breached any such agreement. To the knowledge of the Company, no IP Developer has any claim, right (whether or not currently exercisable) or interest (or has alleged that they have any such claim, right, or interest) to or in any (1) Intellectual Property Rights used by, or necessary for the operation of the business of the Company (or for the further research, development, or commercialization of any Company Product Candidate) or (2) Company Owned IP (or, to the knowledge of the Company, Company Licensed IP).

(c) No funding, facilities or personnel of any Governmental Body or any university, college, research institute or educational institution has been used or is being used to create, in whole or in part, any Company Owned IP, or, to the knowledge of the Company, Company Licensed IP, or any other Intellectual Property Rights which would otherwise constitute Company Owned IP or Company Licensed IP. No such Governmental Body, university, college, research institute or educational institution has, or has asserted, (i) ownership of or other rights in Intellectual Property Rights that are, or would otherwise constitute, Company Owned IP or Company Licensed IP, (ii) licenses, pricing rights, or access rights to material Company Owned IP or Company Licensed IP, (iii) march-in rights or rights to share in revenue associated with material Company Owned IP or Company Licensed IP, or (iv) rights to direct manufacturing or require U.S. manufacturing of products embodying material Company Owned IP or Company Licensed IP.

(d) Section 3.13(d) of the Company Disclosure Letter sets forth each agreement pursuant to which the Company: (i) is granted a license, covenant not to sue, assert, or enforce, or other right or immunity under or to any material Intellectual Property Right that covers, is incorporated into, or is currently used in the development, testing, manufacture, production, distribution, delivery or support of, any Company Product Candidate (each, an

“In-bound License”) or (ii) grants to any third party a license, covenant not to sue, assert, or enforce, or other right or immunity under or to any material Company Owned IP or Company Licensed IP (each, an “Out-bound License”); provided, that (x) In-bound Licenses shall not include (and Section 3.13(d) of the Company Disclosure Letter may exclude) any (1) materials transfer agreements, (2) clinical trial agreements, (3) nondisclosure agreements, (4) Contracts under which a non-exclusive license is granted to Company that is incidental to its receipt of services or deliverables, and (5) commercially available software-as-a-service offerings agreements, commercially available off-the-shelf software license agreements, or license agreements commonly referred to as “open source,” “public,” or “freeware” software licenses, in each case which is made generally available, in each case under (1)-(5), which are entered into in the ordinary course of business and in the case of clauses (1) and (2) above, do not involve the grant of any license, covenant, or other right or immunity under or to any Intellectual Property Rights or technologies that are material to the Company or any Company Product Candidate, and (y) Out-bound Licenses shall not include (and Section 3.13(d) of the Company Disclosure Letter may exclude) any (1) materials transfer agreements, (2) clinical trial agreements, (3) nondisclosure agreements, and (4) Contracts under which non-exclusive, out-bound licenses are granted from the Company that are incidental to its receipt of services or deliverables, in each case under (1)-(4), which are entered into in the ordinary course of business and, in each case, which do not grant any exclusive license or other exclusive right to or under any Company Owned IP or Company Licensed IP, and do not involve any right to make, have made, sell, offer to sell, distribute, or commercialize any technology, product, or service ((x) and (y) collectively, “Standard Contracts”).

(e) Except as would not, individually or in the aggregate, have or reasonably be expected to be material to the Company, the execution, delivery, or performance of this Agreement and the consummation of the Transactions will not result in any Person acquiring, having, or receiving any ownership, co-ownership, license, covenant not to sue, assert, or enforce, or other right or immunity under or to any Company Owned IP, Company Licensed IP, Company Product Candidate, or Intellectual Property Rights of Parent or any of its Affiliates.

(f) To the knowledge of the Company, the conduct of the business of the Company does not, and none of the Company Product Candidates (or the development, manufacture, sale, offer for sale, distribution, use, or importation thereof) does, infringe, misappropriate, violate, or make unlawful use of any Intellectual Property Right owned by any other Person, and the Company has never infringed, misappropriated or otherwise violated or made unlawful use of (directly, contributorily, by inducement or otherwise) any Intellectual Property Right owned by any other Person, in each case in any material way or in a manner that would create a material liability for the Company. To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Company Owned IP or any Company Licensed IP, except for infringements, misappropriations, or violations that would not, individually or in the aggregate, be or reasonably be expected to be material to the Company. There is no Legal Proceeding (i) pending (or, to the knowledge of the Company, threatened) against the Company alleging that the operation of the business of the Company, any Company Owned IP, or any Company Product Candidate (or the development, manufacture, sale, offer for sale, distribution, use, or importation thereof) infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person (or has done any of the foregoing in the past); or (ii) pending (or threatened in writing) by the Company that another Person has infringed, misappropriated or otherwise violated any of the Company Owned IP or any Company Licensed IP. The Company has not received any written notice or other written communication (A) alleging or implying that the Company, any Company Product Candidate (or the development, manufacture, sale, offer for sale, distribution, use, or importation thereof), or the operation of the business of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person (or has done any of the foregoing in the past), (B) suggesting or offering that the Company obtain a license to any Intellectual Property Right of another Person, or (C) requesting or demanding defense of, or indemnification with respect to, any infringement or misappropriation claim.

(g) Except as would not, individually or in the aggregate, be or reasonably be expected to be material to the Company, the Company has taken reasonable security and other measures to protect the secrecy, confidentiality, and value of, and to protect against unauthorized disclosure of, its trade secrets and other material confidential information, and, to the knowledge of the Company, no such trade secrets or other confidential information have been disclosed by the Company to any Person other than to Company Associates and other Persons, in each case, that are bound by reasonable, written, valid and binding confidentiality agreements (or equivalent obligations) protecting such trade secrets or other confidential information. To the knowledge of the Company, there has been no material violation, infringement, or unauthorized access or disclosure of the foregoing trade secrets or confidential information or breach of any of the foregoing agreements.

(h) None of the Company Owned IP or, to the knowledge of the Company, Company Licensed IP, is subject to any pending or outstanding injunction, directive, order, judgment, or other disposition of a dispute that adversely and materially restricts the use of any such Company Owned IP or Company Licensed IP, other than patent or trademark prosecution activities being conducted before a Governmental Body in the ordinary course of business.

3.14 Data Protection.

(a) Since the Lookback Date, the Company (i) is, and has been, in material compliance with applicable Data Security Requirements, (ii) has not experienced any Security Incidents that required notification under applicable Data Security Requirements to any Person and (iii) has not received, or, to the knowledge of the Company, otherwise been subject to, any written notices, complaints, notices, audits, proceedings, investigations or claims conducted or asserted by any other Person (including any Governmental Body) regarding the Company’s unauthorized or unlawful Processing of Personal Information or violation of applicable Data Security Requirements. The Company has at all times taken all steps reasonably necessary, including implementing and monitoring appropriate physical, administrative, and technical safeguards and monitoring its compliance with adequate measures with respect to technical and physical security, to ensure that all Personal Information in its possession or control is protected against loss and against unauthorized access, use, modification or disclosure in accordance with Data Security Requirements.

(b) To the knowledge of the Company, the execution, delivery, or performance of this Agreement by the Company and the consummation of this Agreement will not violate applicable Data Security Requirements in any material respect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems, owned, leased, or licensed by the Company (collectively, the “Company Systems”) operate and perform in all material respects as required by the Company in connection with the conduct of its business as presently conducted and as presently contemplated to be conducted, (ii) since the Lookback Date, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Company Systems that have caused or, to the knowledge of the Company, could reasonably be expected to result in the substantial disruption or interruption in or to the use of such Company Systems or the conduct of the business of the Company as presently conducted and as presently contemplated to be conducted, and (iii) since the Lookback Date, there have not been any incidents of unauthorized access or other security breaches of the Company Systems.

3.15 Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, other than any Company Contract that is a nondisclosure agreement entered into (x) in the ordinary course of business and not otherwise containing any of the terms described in clauses (i) through (xi) of this Section 3.15(a), (y) in connection with discussions, negotiations and transactions related to this Agreement, or (z) that is an Employee Plan, each of the following Company Contracts, whether or not set forth in the Company Disclosure Letter, shall be deemed to constitute a “Material Contract”:

(i) any Company Contract (A) containing any exclusivity obligations or otherwise limiting the freedom or right of the Company (or after the Offer Acceptance Time, Parent or its Affiliates) to research, develop, sell, distribute or manufacture any products or services for any other Person (or after the Offer Acceptance Time, Parent or its Affiliates), (B) otherwise limiting in any respect the freedom or right of the Company, to engage in any line of business or to compete with any other Person in any location or line of business, (C) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company, (D) provide for the purchase or supply of a minimum quantity of goods or services, or provide for the purchase or supply of all or substantially all of a certain type of good or service used by the Company from a single vendor and its Affiliates or (E) provide for a guarantee by the Company of availability of supply or services;

(ii) any Company Contract (other than Company Leases, offer letter and employment agreements) that requires (or is reasonably expected to require) by its terms the payment or delivery of cash or other consideration by or to the Company in an amount having an expected value in excess of $1,000,000 in any fiscal year ending on or after December 31, 2025;

(iii) any Company Contract that is an offer letter or employment agreement that requires by its terms the payment or delivery of cash or other consideration by or to the Company in an amount having an expected value in excess of $250,000 in any fiscal year ending on or after December 31, 2025;

(iv) any Company Contract that constitutes a manufacturing, supply, distribution or marketing agreement or with a contract research organization that provides for minimum payment obligations by the Company of at least $1,000,000 in any fiscal year ending on or after December 31, 2025;

(v) any Company Contract or series of Company Contracts (A) relating to Indebtedness, individually or in the aggregate, in excess of $100,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Company, (B) relating to any loan, extension of credit or capital contribution by the Company or other investment in any Person (other than investments in marketable securities in the ordinary course of business) or (C) granting any Encumbrance (other than Permitted Encumbrances) over any assets of the Company;

(vi) any Company Contract that provides for or governs the formation, creation, operation, management or control of a joint venture, partnership, or limited liability corporation, in each case, for the sharing of profits and losses;

(vii) any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company, the pledging of the capital stock or other equity interests of the Company or prohibits the issuance of any guaranty by the Company;

(viii) any Company Contract (A) with any record or, to the knowledge of the Company, beneficial owner as of the date hereof of five percent or more of the voting securities of the Company or (B) of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act or filed as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ix) any Company Contract (A) that provides for the acquisition or disposition by the Company of assets for consideration in excess of $500,000 or (B) pursuant to which the Company has acquired or will acquire any ownership interest in any other Person for consideration in excess of $500,000, in each case of clause (A) and (B), with material obligations remaining to be performed or material Liabilities continuing after the date of this Agreement, but excluding any non-exclusive software licenses granted to customers, resellers and original equipment manufacturers in the ordinary course of business;

(x) any Company Contract with any Governmental Body with (A) continuing material obligations of the Company or (B) that contains rights to funding for research and development activities involving the creation of Intellectual Property Rights;

(xi) any Company Contract that is (A) a collective bargaining agreement; (B) with any labor organization or (C) with a third-party professional employer organization;

(xii) any Company Contract that is an In-bound License or an Out-bound License;

(xiii) any Company Contract for the joint development of products, technology or other Intellectual Property Rights;

(xiv) any Company Contract that grants any rights of first refusal, rights of first option or similar rights or options to purchase or otherwise acquire any interest in any of the properties or assets or business owned by the Company;

(xv) any Company Contract pursuant to which the Company has unfulfilled obligations or interests involving (A) earnout, milestone or other similar contingent payments, including upon the achievement of developmental, regulatory or commercial milestones or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or any Company Product Candidate;

(xvi) any Company Contract requiring the Company to use commercially reasonable (or similar) efforts to conduct certain activities or achieve specific milestones, with respect to, or otherwise related to, the research, development or commercialization of any Company Product Candidate;

(xvii) any Company Contract that provides for indemnification (or reimbursement or advancement of legal fees or expenses) of any current or former officer, director or employee of the Company;

(xviii) any Company Lease;

(xix) any Company Contract that evidences financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements and/or brokerage statements or similar Contract;

(xx) any Company Contract that obligates the Company to make any expenditure, including a capital commitment, loan or capital expenditure, in an aggregate amount in excess of $1,000,000 after the date of this Agreement; or

(xxi) any Company Contract or series of Company Contracts that involves the settlement of any past, pending or threatened Legal Proceeding that (A) requires the Company to pay, individually or in the aggregate, in excess of $500,000 where such amount remains unpaid as of the date of this Agreement or (B) will impose, or imposed, any continuing non-monetary obligations on the Company, including any monitoring or reporting obligations to any other Person.

(b) The Company has made available to Parent or Parent’s Representatives an unredacted, correct and complete copy of each Material Contract (and all amendments or supplements thereto and waivers thereunder) or has publicly made available an unredacted, correct and complete copy of such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Neither the Company nor, to the knowledge of the Company, any other party thereto is in material breach of or material default under any Material Contract and, neither the Company, nor, to the knowledge of the Company, any other party thereto has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is enforceable by the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (clauses (i) and (ii), the “Bankruptcy and Equity Exceptions”). Since the Lookback Date, the Company has not received any notice regarding any material violation or material breach or material default under any Material Contract that has not since been cured, and to the knowledge of the Company, there are no circumstances that could reasonably be expected to give rise to such material violation, material breach or material default. Since June 1, 2025 and through the date hereof, none of the Company or any of its Representatives acting on behalf of the Company has granted any waiver, amendment or release of or under, or knowingly and intentionally failed to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other Contract) relating to, arising from, or in connection with, any consideration or evaluation of any Acquisition Proposal or any proposal that would reasonably be expected to lead to an Acquisition Proposal from any Person or group of Persons. Since the Lookback Date, the Company has not waived any rights under any Material Contract, except for such waivers that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Company has never received or otherwise been a party to a Government Contract, nor does it have any outstanding Government Bids. The Company is not subject to the Government Contract Legal Requirements or rules, including those found within 2 C.F.R. Part 200 and agency supplements, the Federal Acquisition Regulation (“FAR”) and agency supplements, and the Bayh-Dole Act, 35 U.S.C. § 201 et seq.,& 37 C.F.R. part 401. The Company and its directors, officers, and employees are not presently, and have never been, debarred, suspended, or otherwise rendered ineligible for award of a Government Contract. The Company neither has contracted with, nor is in the process of contracting with, any “biotechnology company of concern” as defined under the “Biosecure” proposed legislation of 2024 or 2025 (Senate Amendment (SA) 3236, FY2026 National Defense Authorization Act (NDAA)), including WuXi Biologics, WuXi Apptech, BGI, MGI, Complete Genomics, and their respective Affiliates.

3.16 Compliance with Legal Requirements; Regulatory Matters.

(a) The Company, its Representatives and, to the knowledge of the Company and to the extent relating to any Company Product Candidate, its distributors, resellers, third party contract manufacturers, clinical research organizations, consultants, clinical investigators, agents or other third parties acting on its or their behalf (“Third Parties”), are, and since the Lookback Date, have been, in compliance with all Legal Requirements applicable to the Company or any Company Product Candidate, or by which any property, business, product or other asset of the Company is bound or affected, including all applicable Healthcare Laws except where the failure to be in compliance would not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. Since the Lookback Date, the Company has not (and to the knowledge of the Company and to the extent relating to any Company Product Candidate, none of its Third Parties have) been given written notice of, or charged with, or, to the knowledge of the Company, been alleged of any noncompliance or violation of, or Liability with respect to, any Healthcare Law (including any pending or threatened noncompliance or violation, or claim, suit, proceeding, hearing, enforcement, audit, investigation or arbitration from any Governmental Body) except, in each case, for any such violation that has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(b) The Company, its Representatives and, to the knowledge of the Company, its Third Parties, (i) have not made any false, misleading, or untrue statement of material fact, or failed to disclose a material fact required to be disclosed, to any Regulatory Authority, nor committed any act, made any statement, or failed to make any statement that would reasonably be likely to provide a basis for the U.S. Food and Drug Administration or any successor agency thereto (the “FDA”) to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” (the “FDA Application Integrity Policy”) or for any other Regulatory Authority to invoke any similar policy, and (ii) are not the subject of any threatened or pending investigation by the FDA under the FDA Application Integrity Policy or by any other Regulatory Authority under a similar policy. The preclinical studies and clinical trials sponsored or conducted by or on behalf of the Representatives of the Company have been, and if still pending are, conducted in all material respect in compliance with applicable Legal Requirements, including Healthcare Laws. Since the Lookback Date, the Company and its employees, officers, and directors have not been, and, to the knowledge of the Company, no Third Parties, or other party acting on behalf of, or providing products or services to, the Company has been, (i) debarred (under the provisions of the Generic Drug Enforcement Act of 1992, 21 U.S.C. §335a(a) or (b) or any similar Legal Requirements), (ii) excluded or suspended from participation in United States federal healthcare programs (under the provisions of 42 U.S.C. § 1320a-7 or any similar Legal Requirements) including persons identified on the HHS/OIG List of Excluded Individuals/Entities, (iii) convicted of a crime for which a Person can be so (or would reasonably be expected to be) debarred, suspended or excluded, (iv) threatened in writing to be so debarred or excluded, (v) declared ineligible for the awards of contracts by any U.S. or non-U.S. federal, state, provincial or other agency; (vi) disqualified as a clinical investigator by the FDA or other Governmental Body or Regulatory Authority; or (vii) convicted of any offense related to any U.S. and non-U.S. federal, state, provincial or other healthcare program. Since the Lookback Date, the Company, its Representatives and, to the knowledge of the Company, their Third Parties has not (A) been subject to a Governmental Body shutdown or import or export prohibition received from a Governmental Body written notice of inspectional observations, or received from the FDA any Form FDA 483, warning letter or untitled letter, or written requests or requirements to make any material change to any Company Product Candidate or any of the Company’s processes or procedures that if not complied with, would reasonably be expected to be material to the Company, or (B) to the knowledge of the Company, been the subject of any Legal Proceeding commenced by or on behalf of a Governmental Body, including the FDA, the DEA, the DOJ, the United States Department of Health and Human Services Office of the Inspector General (“OIG”), any institutional review board or ethics committee or any similar foreign Governmental Body. Since the Lookback Date, the Company, its Representatives and, to the knowledge of the

Company and to the extent related to any Company Product Candidate, their Third Parties have not become, continued to be a party to, or been required to enter into any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or other similar written agreement, in each case, with or imposed by any Governmental Body, including the FDA, the DEA, the DOJ, the OIG, or any similar foreign Governmental Body. Except as would not, individually or in the aggregate, be expected to be material to the Company, since the Lookback Date, all reports, documents, claims, permits, submissions, filings, permits, applications, and notices required to be filed with, maintained in connection with, or furnished to a Governmental Body by the Company pursuant to Healthcare Laws have been so filed, maintained, or furnished, and all such reports, documents, claims, permits, submissions, filings, permits, applications, and notices were true and complete on the date filed (or were corrected in or supplemented by a subsequent filing) and the Company holds such Governmental Authorizations required by the FDA or any other Regulatory Authority under applicable Healthcare Laws for the conduct of their respective businesses as currently conducted (“Regulatory Permits”) and all such Regulatory Permits are in full force and effect. The Company is not authorized to bill, nor has the Company directly claimed or received reimbursement from, any Governmental Program or from any other Third-Party Payor Program for services reimbursable under such programs.

(c) All development and manufacture of the Company Product Candidates, including any components thereof and any clinical supplies used in any clinical trials, by or on behalf of the Company has been conducted in compliance in all material respects with the applicable specifications and requirements of Good Manufacturing Practices and Healthcare Laws. All development, testing, labeling, distribution, storage, packaging, import, export, advertising, sale, promotion, and manufacture of the Company Product Candidate, including any components thereof and any clinical supplies used in any clinical trials, by or on behalf of the Company are being conducted, and at all times since the Lookback Date, has been conducted in compliance with the terms of all Regulatory Permits and applicable Healthcare Laws, including any requirements under such applicable Regulatory Permits or Healthcare Laws relating to the protection of human subjects or governing the privacy of patient medical records and other personal information and data, except where the failure to so comply, whether individually or in the aggregate, would not reasonably be expected to be material to the Company. No clinical trial conducted or proposed to be conducted by or, on behalf of, the Company has been terminated or suspended by any Governmental Body. Neither the Company, nor, to the knowledge of the Company any Third Party has received any written notifications or other communications from any Governmental Body, institutional review board, ethics committee or safety monitoring committee raising any material issues with respect to any ongoing clinical or pre-clinical studies or trials, threatening the initiation of any action to place a clinical hold order on any such studies or trials, or otherwise requiring the delay, termination, suspension or material modification of such studies or trials in each case, solely with respect to a Company Product Candidate. All preclinical studies conducted by or on behalf of the Company (i) have been and are being conducted, as applicable, in compliance with all requirements of the Animal Welfare Act, the United States Department of Agriculture’s implementing regulations, and the Guide for the Care and Use of Laboratory Animals, if applicable, and with all requirements of 21 C.F.R. Part 58, (ii) which constitute in vivo activities have been approved by an external ethical review or animal welfare body, to the extent required by Healthcare Laws, and have been conducted with purpose bred animals (i.e., not wild caught), and (iii) have employed the procedures and controls required under Good Laboratory Practices, if applicable. The Company have instituted and maintain policies and procedures reasonably designed to ensure the integrity of data generated in manufacturing all Company Product Candidates and to encourage employees to report any compliance issues related thereto, and the Company has made available to Parent copies or written summaries of any such reports.

(d) None of the Company, any of its officers or employees, or, to the knowledge of the Company and to the extent relating to any Company Product Candidate, any of its representatives, agents or third party contract manufacturers or contract research organizations (in each case, acting in the capacity of a representative or agent of the Company) has engaged in any conduct that is not compliant in any material respect with applicable Healthcare Laws relating to the integrity of data generated or used in any clinical trials or other studies related to the development, use, handling, safety, efficacy, reliability or manufacturing of Company Product Candidate.

(e) The Company has made available to Parent true, correct and complete copies of: (i) all Regulatory Permits from the FDA or any other Regulatory Authority and all material Regulatory Permits from any other applicable Governmental Body held by the Company related to Pacibekitug, (ii) all material written submissions made to, and material written regulatory communications with, the FDA, other Regulatory Authority or any other applicable Governmental Body related to Pacibekitug after the date on which the Company designated Pacibekitug as a clinical candidate (the “CC Date”) that are in the Company’s possession or control (“control”, for purposes of this Section 3.16(e) and Section 5.16, shall mean the legal, contractual or other right to access, including access to the information and materials of Collaboration Partners) as of the date of this Agreement and (iii) all reports, results, data and information obtained, developed or prepared after the CC Date in the Company’s possession or control as of the date of this Agreement relating to the safety or efficacy of Pacibekitug, including all final reports prepared under 21 C.F.R. 58.185, all information collected pursuant to 21 C.F.R. Part 58 and all adverse event (as such term is defined or described in 21 C.F.R. 312.32) and other safety information (collectively, “Healthcare Submissions”).

(f) The Company and its Subsidiaries have filed all material Healthcare Submissions as required under Healthcare Laws and all such Healthcare Submissions were complete and accurate and in compliance with applicable Healthcare Laws when filed (or were corrected or completed in a subsequent filing). As of the date hereof, no deficiencies have been asserted by any applicable Governmental Body to the Company with respect to any Healthcare Submission.

3.17 Trade Control Laws; Anti-Corruption Laws.

(a) Neither the Company, nor any of its officers, directors or employees, nor, to the knowledge the Company, any agent or other third party representative acting on behalf of the Company: (i) is currently, or has been since January 1, 2020: (A) a Sanctioned Person, (B) organized, resident or located in a Sanctioned Country, (C) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Export-Import Laws or (D) in violation of or targeted under any applicable Sanctions Laws, Export-Import Laws, or the anti-boycott Legal Requirements administered by the U.S. Department of Commerce and the IRS and Office of Foreign Assets Control (collectively with Sanction Laws and Export-Import Laws, “Trade Control Laws”); or (ii) since January 1, 2020, has on behalf of or in connection with the Company, directly or indirectly, (A) made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in violation of any applicable Anti-Corruption Laws or (B) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses or renumerations relating to foreign or domestic political activity.

(b) Since the Lookback Date, the Company has not directly or indirectly engaged in, facilitated, or permitted any bulk transfer of sensitive personal data or human genomic data to any Person that is (i) located in, organized under the laws of, or owned or controlled by a person or entity in a country of concern as defined under 15 C.F.R. Part 7, or (ii) subject to the jurisdiction of a “country of concern” as designated under Executive Order 14117 and related regulations issued by the U.S. Department of Justice, including the rule published at 88 Fed. Reg. 10690 (Feb. 16, 2024).

(c) Since January 1, 2020, the Company has not, in connection with or relating to the business of the Company, received any written or, to the knowledge of the Company, oral, notice, inquiry, or any internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Body, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws and nothing relating to the foregoing is pending or, to the knowledge of the Company, threatened, against the Company or any of the Company’s officers, directors or employees.

(d) The Company has (i) adopted, maintained, complied with and taken appropriate steps to enforce customary “know-your-customer” programs and anti-money laundering programs, as applicable, and (ii) maintains and complies with policies and procedures that are reasonably tailored to the Company’s size, complexity, operations, business lines, geographic footprint, and business model and which are reasonably designed to ensure compliance with applicable Trade Control Laws and Anti-Corruption Laws.

3.18 Governmental Authorizations; Compliance with Legal Requirements. The Company holds, and since the Lookback Date, has held, all Governmental Authorizations necessary for the Company to conduct its business in the manner in which its business is currently being conducted, except where failure to hold such Governmental Authorizations has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company. The Governmental Authorizations held by the Company are valid and in full force and effect, except where the failure to be in full force and effect has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company. The Company is in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be so in compliance has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company. The Company is, and has been since the Lookback Date, in compliance with all applicable Legal Requirements, except for instances of noncompliance that have not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company. Since the Lookback Date, (a) the Company has not received any written notice or any other communications from any Governmental Body that alleges any violation or noncompliance (or reflects that the Company is under investigation or the subject of an inquiry by any such Governmental Body for such alleged noncompliance) with any applicable Legal Requirement and (b) the Company has not entered into any agreement or settlement with any Governmental Body with respect to any alleged noncompliance with, or violation of, any applicable Legal Requirement.

3.19 Tax Matters.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Tax Returns required to be filed by the Company with any Governmental Body have been filed on or before the applicable due date (taking into account any extensions of such due date), and all such Tax Returns are accurate, complete and correct in all material respects, and (ii) the Company has paid, or caused to be paid, all Taxes imposed on or required to be paid by or with respect to the Company, whether or not shown as due on any such Tax Returns, including any Taxes required to be withheld, collected or deposited by or with respect to the Company.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has complied with all applicable Legal Requirements relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder or other third party.

(c) No deficiency for any material Tax has been asserted or assessed by a Governmental Body in writing against the Company which deficiency has not been paid, settled, resolved or withdrawn, and no current audit, examination, investigation, inquiry or other proceeding in respect of any material Taxes or material Tax Returns of the Company has been proposed or threatened in writing.

(d) The Company has not received written notice of any claim made by a Governmental Body in a jurisdiction where the Company does not file a Tax Return that the Company is subject to taxation by that jurisdiction. The Company has not extended (which extension remains outstanding), and there are no outstanding requests, agreements, consents or waivers to extend, the statutory period of limitations applicable to the assessment of any material Taxes or material Tax deficiencies against the Company, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) The Company is not a party to, and is not bound by, any (i) material Tax sharing, allocation or indemnification agreement or arrangement that would have a continuing effect after the Closing Date (other than such agreements or arrangements made in the ordinary course of business, the principal purpose of which is not Tax), (ii) closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Legal Requirements), which agreement will be binding on the Company after the Closing Date or (iii) private letter ruling of the IRS or comparable ruling of any Governmental Body requested by the Company.

(f) There are no Encumbrances for Taxes upon the assets of the Company, other than Permitted Encumbrances.

(g) The Company (i) has not been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated U.S. federal income Tax Return or any similar group for state, local or non-U.S. Tax purposes (in each case, other than a group the common parent of which was the Company) and (ii) does not have any liability for the Taxes of another Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Legal Requirements), by reason of having been a member of an affiliated, consolidated, combined, unitary, group relief or similar Tax group, as a transferee or successor or otherwise by operation of Legal Requirements (in each case, other than liability for the Taxes of a former Subsidiary as a member of such group including the Company).

(h) Within the past two (2) years, the Company has not been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(i) The Company has not been a party to, entered into or participated in a transaction that constitutes a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Legal Requirements).

(j) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Legal Requirements) with respect to a transaction occurring prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) an election under Section 965 of the Code, or (v) prepaid amount received prior to the Closing outside the ordinary course of business consistent with past practice.

(k) The Company does not have, and has never had, a permanent establishment (as defined under applicable Legal Requirements or in an applicable income Tax treaty, if any) in any country other than the United States.

(l) To the knowledge of the Company, there is no material abandoned or unclaimed property or escheat obligations with respect to property or other assets held or owned by the Company.

(m) The Company has not been a “United States real property holding company” within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

3.20 Employee Matters; Benefit Plans.

(a) The Company is not and has never been a party to or subject to any collective bargaining agreement or other Contract with, and is not and has never had a duty to bargain with, a labor organization or works council representing any of its employees. There is not any union organizing campaign, strike, material slowdown, work stoppage, lockout, picketing or labor dispute, and, to the knowledge of the Company, there has not been since the Lookback Date. The Company is in material compliance with all applicable Legal Requirements related to employment and employment practices, including any pertaining to payment of wages and hours of work, leaves of absence, plant closing notifications, employment statutes or regulations, workplace health and safety, equal employment opportunity, pay equity and pay transparency, reasonable accommodations, engagement of independent contractors (including the appropriate classification of the same), retaliation, or discrimination matters, including charges of unfair labor practices or harassment, and there is no material Legal Proceeding pending or, to the knowledge of the Company, threatened relating to such applicable Legal Requirements. Since the Lookback Date, the Company has not experienced any material labor disputes, or any strikes, work stoppages, slowdowns, lockouts or union organization attempts. The Company is not engaging, and has not engaged, in any unfair labor practice, nor is there any unfair labor practice charge or complaint or other Legal Proceeding presently pending or threatened in writing against the Company. All individuals who perform services for the Company and who have been classified as other than employees have been properly classified as such.

(b) Since the Lookback Date, (i) no Governmental Body has, to the knowledge of the Company, threatened or initiated any complaints, charges, lawsuits, grievances, claims, arbitrations, administrative proceedings or other proceeding(s) or investigation(s) with respect to the Company arising out of, in connection with, or otherwise relating to any Legal Requirements related to employment and employment practices and (ii) no Governmental Body has issued or, to the knowledge of the Company, threatened to issue any significant citation, order, judgment, fine, penalty, charge, or decree against the Company with respect to any Legal Requirements related to employment and employment practices.

(c) Since the Lookback Date, the Company has not implemented any “plant closing,” “mass layoff,” “relocation,” or other action that did or would reasonably be expected to require notification under the Worker Adjustment Notification and Retraining Act or similar foreign, federal, or state law requiring advance notice to employees of termination.

(d) Since the Lookback Date, no formal (or to the knowledge of the Company, informal) allegation, complaint, charge, or claim of harassment on the basis of gender, sex or race, sexual assault, sexual misconduct, gender discrimination, racial or ethnic discrimination has been made against any Person who is or was an officer, director, manager or supervisory-level employee of the Company (a “Misconduct Allegation”), and the Company has not entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any similar contract with respect to any Misconduct Allegation.

(e) The Company has made available a complete and accurate list of each individual who is employed by the Company as of the date hereof, listed by their name and title, including their salaries, wage rates, commissions, bonus targets, overtime entitlement and accrual, location of employment, status as full-time or part-time, exempt or non-exempt status under the Fair Labor Standards Act (as applicable), employing entity and hire date, annual vacation entitlement in days (if applicable) and accrued and unused vacation days (if applicable), and any other paid time-off entitlement in days and accrued and unused days of such paid time-off (if applicable). The Company has also made available a list of each individual currently on a leave of absence and their expected date of return to work, if known.

(f) Section 3.20(f) of the Company Disclosure Letter sets forth a list of the material Employee Plans (other than (i) individual grants of Company Options, as long as the form stock option award agreements evidencing such Company Options are in a form previously made available to Parent, (ii) offer letters or employment contracts that may be terminated by the Company without notice and which do not contain any severance, change in control, retention bonus, or vesting acceleration or other similar compensation or benefits, as long as such offer letter or employment contract is in a form previously made available to Parent, and (iii) individual consultant contracts or arrangements that may be terminated by the Company with no more than sixty (60) days’ notice without penalty). The Company has made available to Parent, with respect to each material Employee Plan, accurate and complete copies of the following, as relevant: (A) all material plan documents and all material amendments thereto, and all related trust or other funding documents; (B) any currently effective determination letter or opinion letter received from the IRS; (C) the most recent annual actuarial report, asset statement, financial statement, and the most recent Form 5500, including all schedules and attachments thereto; (D) the most recent summary plan descriptions and any material modifications thereto; (E) the most recent nondiscrimination tests required to be performed under the Code and (F) all material, non-routine correspondence with a Governmental Body received in the last three (3) years with respect thereto.

(g) Neither the Company nor any of its ERISA Affiliates has during the past six (6) years maintained, contributed to, or been required to contribute to or has had any actual or contingent liability under a plan that (i) is or was subject to Title IV of ERISA or Section 412 of the Code, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA, (ii) is or was a “multiple employer plan” as defined in ERISA or the Code, (iii) is or was a “funded welfare plan” as defined in Section 419 of the Code, (iv) is or was a “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code, or (v) is or was a “multiple employer welfare arrangement” as defined in Section 3(40)(A) of ERISA.

(h) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and, to the knowledge of the Company, there are no facts or circumstances that could reasonably be expected to result in the revocation of such determination or opinion. To the knowledge of the Company, each of the Employee Plans is now and has been established, maintained, funded and operated in compliance in all material respects with its terms and all applicable Legal Requirements, including ERISA and the Code. There are no claims (other than claims for benefits in the ordinary course) pending or, to the knowledge of the Company, threatened, with respect to any Employee Plan or the assets thereof. All contributions, payments and premiums with respect to each Employee Plan that are required to be made by the Company with respect to periods ending on or prior to the Closing Date have been, or will be, timely made or accrued before the Closing Date in accordance with the terms of the applicable Employee Plan.

(i) The Company has not engaged in any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), and no conditions exist, in each case which could reasonably be expected to subject the Company, the Employee Plans or their related trusts to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(j) Except to the extent required under Section 601 et seq. of ERISA or Section 4980B of the Code (or any other similar state or local Legal Requirement) and at the full premium expense of the participant or beneficiary, neither the Company nor any Employee Plan could have any obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of the Company pursuant to any retiree medical benefit plan or other retiree welfare plan.

(k) Each Employee Plan that is a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code complies in all material respects with Section 409A of the Code. No Employee Plan or Contract provides for the gross-up, reimbursement or indemnification of any Taxes imposed by Section 409A or Section 4999 of the Code or otherwise.

(l) The consummation of the Transactions (including in combination with other events or circumstances) will not (i) accelerate the time of payment, vesting or funding of, or increase the amount of, compensation or benefits due to any such Company Associate, (ii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Employee Plan (iii) entitle any current or former employee or individual service provider of the Company to any payment or benefit or any forgiveness of indebtedness, or (iv) result in the payment or provision of any amount that would, individually or in combination with any other payment, be subject to tax under Section 4999 of the Code or not be deductible by reason of Section 280G of the Code.

(m) No Employee Plan or Contract provides compensation or benefits to any current or former employee or individual service provider of the Company who resides or performs services primarily outside of the United States.

3.21 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company is, and since the Lookback Date has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the ownership and operation of its business as currently owned and operated; (ii) there is no investigation or Legal Proceeding relating to or arising under any Environmental Law that is (A) pending or, to the knowledge of the Company, threatened against the Company or (B) to the knowledge of the Company, pending or threatened against any Leased Real Property; (iii) since the Lookback Date or previously as to matters that have not been fully resolved, the Company has not received any written notice, report or other information of or entered into any legally-binding agreement or Order involving violations, Liabilities or requirements on the part of the Company relating to or arising under Environmental Laws; (iv) the Company has not caused the Release of Hazardous Materials, at, under or under any Leased Real Property or any real property formerly owned, operated or leased by the Company; (v) the Company has not arranged, by contract, agreement or otherwise, for the transportation, disposal or treatment of Hazardous Materials at any location; (vi) to the knowledge of the Company, (A) no Person has been exposed to any Hazardous Materials at a property or facility of the Company, and (B) there are have been no Hazardous Materials present or Released on, at, under or from an property or facility, including the Leased Real Property; and (vii) the Company has not assumed, undertaken or otherwise become subject to any Liability of another Person relating to Environmental Laws other than any indemnities in Material Contracts or Company Leases. The Company has made available to Parent copies of all environmental assessments, reports, audits, Governmental Authorization, and all material documents in its possession or under its control that relate to the Company’s compliance with Environmental Laws, or the environmental condition of the Leased Real Property or any other real property that Company has owned, operated, or leased.

3.22 Insurance. The Company has made available to Parent a true, correct and complete copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company. The Company maintains insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development as the Company. Except as would not reasonably be expected to be material to the Company, all such insurance policies are in full force and effect as of the date hereof, no notice of cancellation or modification has been received as of the date hereof, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder. As of the date of this Agreement, (i) to the knowledge of the Company, no insurer under any insurance policy has been declared insolvent or placed in receivership, conservatorship or liquidation and (ii) there is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, in each case, except as would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the Company.

3.23 Legal Proceedings; Orders.

(a) There is no Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or threatened) against the Company or to the knowledge of the Company, against any present or former officer, director or employee of the Company in such individual’s capacity as such, other than any Legal Proceedings that would not reasonably be expected (i) to be material to the operation of the Company (including the development, commercialization or other exploitation of any Company Product Candidate) or (ii) to prevent or materially impair the ability of the Company to consummate the Transactions prior to the Outside Date or perform its obligations under this Agreement; provided, that to the extent this representation and warranty pertains to Legal Proceedings that relate to any Transaction Litigation, such representation and warranty is made only as of the date hereof.

(b) There is no Order to which the Company is subject that would reasonably be expected (i) to be material to the operation of the Company (including the development, commercialization or other exploitation of any Company Product Candidate) or (ii) to prevent or materially impair the ability of the Company to consummate the Transactions prior to the Outside Date or perform its obligations under this Agreement; provided, that to the extent this representation and warranty pertains to an Order that relates to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representation and warranty is made only as of the date hereof.

(c) To the knowledge of the Company, no investigation or review by any Governmental Body with respect to the Company is pending or, to the Company’s knowledge, is being threatened, other than any investigations or reviews that would not reasonably be expected (i) to be material to the operation of the Company (including the development, commercialization or other exploitation of any Company Product Candidate) or (ii) prevent or materially impair the ability of the Company to consummate the Transactions prior to the Outside Date or perform its obligations under this Agreement.

3.24 Brokers and Finders. Except for Leerink Partners LLC or its Affiliate, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has made available to Parent a true, correct and complete copy of the engagement letter with Leerink Partners LLC.

3.25 Fairness Opinion. The Company Board has received the oral opinion (to be subsequently confirmed by delivery of a written opinion) of Leerink Partners LLC, as financial advisor to the Company, on or prior to the date of this Agreement, that, as of the date of such opinion, and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners LLC in preparing such opinion, the Offer Price or Merger Consideration to be paid to the holders of Company Common Stock (other than holders of Shares described in Sections 2.6 (a)(i) and (ii) and holders of Dissenting Shares) pursuant to the terms of this Agreement is fair, from a financial point of view, to such holders. An executed copy of such opinion will be made available to Parent solely for informational purposes after receipt thereof by the Company. It is agreed and understood that such opinion is for the benefit of the Company Board (in its capacity as such) and may not be relied upon by Parent or Purchaser or any of their respective directors, officers or employees.

3.26 National Security. The Company does not (a) produce, design, test, manufacture, fabricate or develop one or more critical technologies, as defined at 31 C.F.R. § 800.215, (b) perform the functions set forth in column 2 of Appendix A to 31 C.F.R. part 800 with respect to covered investment critical infrastructure, as defined at 31 C.F.R. § 800.212 or (c) maintain or collect, directly or indirectly, U.S. citizens’ sensitive personal data, as defined at 31 C.F.R. § 800.241. The Company is not a covered foreign person within the meaning of 31 C.F.R. § 850.209.

3.27 Related Party Transactions. No current director, officer or controlled Affiliate of the Company, (a) has outstanding any Indebtedness to the Company or (b) is otherwise a party to, or directly or indirectly benefits from, any Contract, arrangement or understanding with the Company (other than an Employee Plan) of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.28 No Other Representations or Warranties; Acknowledgment by the Company.

(a) Except for the representations and warranties expressly set forth in this Article 3 and in the certificate to be delivered by the Company pursuant to clause (d) of Annex I, none of the Company, any of its Affiliates or any other Person on behalf of any of them is making or has made any express or implied representation or warranties of any kind or nature whatsoever, including with respect to the Company or its business or with respect to any other information made available to Parent, Purchaser or their Representatives in connection with the Transactions, including the accuracy or completeness thereof and the Company hereby expressly disclaims any such other representations and warranties.

(b) The Company acknowledges and agrees that, except for the representations and warranties made by Parent and Purchaser in Article 4, none of Parent, Purchaser or any of their Affiliates nor any other Person is making or has made any representations or warranties, expressed or implied, at law or in equity, with respect to or on behalf of Parent, Purchaser or any of their Subsidiaries, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Purchaser or any of their Subsidiaries or any other matter made available to the Company or its Representatives in expectation of, or in connection with, this Agreement or the Transactions. The Company is not relying upon, and specifically disclaims that it is relying upon, or has relied upon any such other representations or warranties that may have been made by any Person and acknowledges and agrees that Parent, Purchaser and their Affiliates have specifically disclaimed and do hereby specifically disclaim any representations and warranties other than those set forth in Article 4.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF PARENT

AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where any such failure does not, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incidental to its formation and its entry into this Agreement and performance hereunder. A Subsidiary of Parent is the record and beneficial owner of all of the outstanding capital stock of Purchaser and Purchaser does not have any other outstanding securities or instruments exercisable for, or otherwise convertible or exchangeable into, capital stock or any other security of Purchaser.

4.3 Authority; Binding Nature of Agreement. Parent and Purchaser have all requisite corporate power and authority to execute and deliver and perform their obligations under this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the Transactions, subject to the adoption of this Agreement by Parent, as the sole shareholder of Purchaser (which adoption shall occur immediately after the execution and delivery of this Agreement), have been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors, and no other corporate proceedings on the part of Parent and Purchaser are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Transactions (subject, in case of the Merger, to the recordation of appropriate merger documents as required by the DGCL). This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is or will be, as applicable, enforceable against them in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

4.4 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the Exchange Act, the DGCL, the HSR Act, if applicable, and any other applicable filing, notification or approval in any jurisdiction required by Antitrust and FDI Laws in those jurisdictions identified in Section 5.5(b) of the Company Disclosure Letter, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (a) conflict with or cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent or Purchaser; (b) conflict with or cause a violation by Parent or Purchaser of any Legal Requirements or Order applicable to Parent or Purchaser, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Purchaser under any Contract, except, in the case of clauses (b) and (c), for such conflicts, violations, breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), Takeover Laws, the DGCL, the HSR Act and any other applicable filing, notification or approval in any jurisdiction required by Antitrust and FDI Laws in those jurisdictions identified in Section 5.5(b) of the Company Disclosure Letter, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body at or prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions that has not already been obtained as of the date hereof.

4.5 Disclosure. None of the Offer Documents will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that neither Parent nor Purchaser makes any representation or warranty with respect to statements made or incorporated by reference in any Offer Documents based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6 Absence of Litigation. As of the date hereof, there is no Legal Proceeding pending and served or, to the knowledge of Parent or Purchaser, pending and not served or threatened against Parent or Purchaser, except as would not and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the knowledge of Parent or Purchaser neither Parent nor Purchaser is subject to any continuing investigation by, any Governmental Body, or any Order of any Governmental Body, except as would not and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.7 Sufficiency of Funds. Parent has, and at all times from and after the date hereof through the Closing will have, available to it, and Purchaser will have as of the Closing, sufficient funds to permit Parent or Purchaser to consummate the Transactions, including the payment of all amounts payable hereunder in cash, and to comply with their obligations under this Agreement.

4.8 Ownership of Company Common Stock. As of the date hereof, neither Parent nor any of Parent’s controlled Affiliates owns, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock (other than shares beneficially owned through passive investments, pension or employee benefit plans or trusts for Parent’s or its Affiliates’ employees, or limited partnership funds, mutual funds or similar entities that Parent has invested in, in all cases that Parent and its Affiliates do not directly or indirectly control the management or policies thereof). Neither Parent nor Purchaser is, or has been at any time during the period commencing three (3) years prior to the date hereof, an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.9 Brokers and Finders. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.

4.10 Stockholder and Management Arrangements. As of the date hereof, neither Parent or Purchaser nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company (a) relating to (i) this Agreement, the Offer or the Merger; (ii) the Company or (iii) the Surviving Corporation, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of shares of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) any holder of shares of Company Common Stock has agreed to tender its Company Common Stock or vote against any Superior Proposal; or (iii) such stockholder, director, officer, employee or other Affiliate of the Company agreed to provide, directly or indirectly, equity investment to Parent, Purchaser or the Company to finance any portion of the Offer or the Merger.

4.11 No Other Representations or Warranties; Acknowledgement by Parent and Purchaser.

(a) Except for the representations and warranties expressly set forth in this Article 4, none of Parent, Purchaser or any of their Affiliates nor any other Person on behalf of any of them is making or has made any express or implied representation or warranties of any kind or nature whatsoever, including with respect to Parent, Purchaser or their respective businesses or with respect to any other information made available to the Company or its Representatives in connection with the Transactions, including the accuracy or completeness thereof and Parent and Purchaser hereby expressly disclaim any such other representations and warranties.

(b) Parent and Purchaser acknowledge and agree that, except for the representations and warranties made by the Company in this Agreement (as qualified by the Company Disclosure Letter) and in the certificate to be delivered by the Company pursuant to clause (d) of Annex I, none of the Company or any of their Affiliates nor any other Person is making or has made any representations or warranties, expressed or implied, at law or in equity, with respect to or on behalf of the Company, its businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or any other matter made available to Parent, Purchaser or their Representatives in expectation of, or in connection with, this Agreement or the Transactions. Neither Parent nor Purchaser is relying upon and specifically disclaim that they are relying upon or have relied upon any such other representations or warranties that may have been made by any Person and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such representations and warranties other than those set forth in Article 3 or in the certificate to be delivered by the Company pursuant to clause (d) of Annex I.

(c) Parent and Purchaser have conducted their own independent investigation of the Company and the Transactions and have had an opportunity to discuss and ask questions regarding the Company’s businesses with the management of the Company.

ARTICLE 5. COVENANTS

5.1 Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause the Representatives of the Company to provide Parent and Parent’s Representatives with reasonable access to the Company and its Representatives, properties, offices, books and records, Contracts, commitments and personnel (other than any of the foregoing to the extent solely related to the negotiation and execution of this Agreement or any sale process preceding the execution and delivery of this Agreement, or, except as expressly provided in this Section 5.1 or Section 5.4, to any Acquisition Proposal), in each case as Parent reasonably requests for purposes of furthering the consummation of the Transactions or reasonable integration planning; provided, however, that any such access shall be conducted at Parent’s sole cost and expense, at a reasonable time during the Company’s normal business hours, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company, and shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include invasive testing without the Company’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). Nothing herein shall require the Company to disclose any information, that in the reasonable judgement (after consultation with its outside legal counsel) would reasonably be expected to (i) jeopardize any attorney-client or other legal privilege (provided, that the Company shall use its commercially reasonable efforts to allow the disclosure of such document or information (or as much of it as possible) in a manner that does not result in a loss of attorney-client or other legal privilege); provided, further, that information may be redacted to remove references to valuation of the Company or the identity of alternative potential acquirers, (ii) contravene any applicable Legal Requirement, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or its Affiliates is a party); provided, further, that the Company shall use good faith, commercially reasonable efforts to disclose such information to Parent and Parent’s Representatives in a manner that does not contravene any Legal Requirement, fiduciary duty or agreement, including, if reasonably necessary, by requiring Parent to execute a joint defense agreement in customary form, or by limiting disclosure to outside counsel for Parent, (iii) result in the disclosure of any valuations of the Company prepared in connection with the Transactions or any other strategic alternative or (iv) result in the disclosure or use of such document or information in any Legal Proceeding among the Parties. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Letter Agreement, dated August 19, 2025, between the Company and Parent (as amended from time to time, the “Confidentiality Agreement”) and the Addendum to the Confidentiality Agreement, dated August 19, 2025, between the Company and Parent (as amended from time to time, the “Addendum”). All requests for information made pursuant to this Section 5.1 shall be directed to the executive officer or other Person designated by the Company from time to time. Notwithstanding anything in this Section 5.1 to the contrary, nothing in this Section 5.1 shall be construed to require the Company or any of its Representatives to prepare or produce any financial statements, projections, reports, analyses, appraisals or opinions that are not prepared in the ordinary course of business and otherwise readily available.

5.2 Operation of the Company.

(a) During the Pre-Closing Period, except (i) as expressly required or otherwise expressly contemplated under this Agreement, (ii) as required by applicable Legal Requirements, (iii) with the written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed or (iv) as set forth in Section 5.2(a) of the Company Disclosure Letter, the Company shall (A) conduct its operations according to its ordinary course of business in all material respects consistent with past practice; (B) use its commercially reasonable efforts to maintain its existence in good standing pursuant to applicable Legal Requirements; and (C) use its commercially reasonable efforts to (1) preserve intact its material assets, properties, Contracts or other material legally binding understandings, licenses, permits and business organizations, (2) keep available the services of its present employees (other than any terminations for cause or voluntary resignations); and (3) preserve the current relationships with Governmental Bodies and with material customers, vendors, distributors, manufacturers, consultants, researchers, partners, lessors, licensors, licensees, creditors, contractors and other Persons with which the Company material business relations; provided, that any failure to take any action prohibited by Section 5.2(b) as a result of Parent’s unreasonable withholding, conditioning or delaying consent shall not be deemed a breach of this Section 5.2(a).

(b) During the Pre-Closing Period, except (w) as required or otherwise expressly contemplated under this Agreement, (x) as required by applicable Legal Requirements, (y) with the written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed or (z) as set forth in the Company Disclosure Letter, the Company shall not:

(i) (A) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock) or (B) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (1) repurchases or reacquisitions of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase or reacquire Shares held by a Company Associate only upon termination of such associate’s employment or engagement by the Company; (2) repurchases of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Stock Award (in effect as of the date hereof) between the Company and a Company Associate or member of the Company Board only upon termination of such Person’s employment or engagement by the Company; or (3) in connection with withholding to satisfy the exercise price or Tax obligations with respect to Company Stock Awards;

(ii) split, combine, subdivide or reclassify any shares of its capital stock (including the Company Common Stock) or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by the Company (other than pursuant to agreements in effect as of the date of this Agreement) of (A) any capital stock, equity interest or other security of the Company, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Company or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Company (except that the Company may (1) issue Shares as required to be issued upon the settlement of RSUs outstanding on the date of this Agreement, upon the exercise of Company Options outstanding on the date of this Agreement, or the vesting of Company Stock Awards outstanding as of the date of this Agreement, (2) sell shares upon exercise of Company Options if necessary to effectuate an optionee direction upon exercise or sales to satisfy the exercise price or Tax obligations with respect to Company Stock Awards and (3) authorize purchases of shares under a Rule 10b5-1 plan);

(iv) except as required by the terms of any Employee Plan in effect on the date hereof and made available to Parent, or as otherwise permitted under Section 5.2(b)(i) or Section 5.2(b)(iii), establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof) (except that the Company: (A) may amend any Employee Plans to the extent required by applicable Legal Requirements; and (B) may replace, renew or extend a broadly applicable Employee Plan in the ordinary course of business that does not materially increase the cost of such Employee Plan or benefits provided under such Employee Plan based on the cost on the date of this Agreement);

(v) (A) enter into any change-of-control agreement with any executive officer, director, employee or independent contractor, (B) enter into any employment or severance agreement with any executive officer or director, or (C) hire, promote, or terminate (other than for cause) the employment or service of any employee or other individual service provider with an annual base salary or annualized rate of compensation in excess of $300,000;

(vi) amend or permit the adoption of any amendment to its Certificate of Incorporation or bylaws or other charter or organizational documents;

(vii) change any financial accounting methods, principles or practices used by it, except as required by GAAP or applicable Legal Requirements;

(viii) acquire any business or Person (including by merger, consolidation, acquisition of stock or assets or license);

(ix) make any loans, advances or capital contributions to, or investments in, any other Person (including any loans or other extension of credit made by the Company to any executive officer (as defined in Rule 3b-7 promulgated under the Exchange Act) or director of the Company), except for (A) advances for employee expenses in the ordinary course of business or (B) the extension of trade credit in the ordinary course of business;

(x) form any Subsidiary or enter into any joint venture, partnership, limited liability corporation or similar arrangement, in each case, for the sharing of profits and losses;

(xi) make or authorize any capital expenditure except (A) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (whether or not covered by insurance) that do not exceed, individually or in the aggregate, $250,000 or (B) capital expenditures not addressed by the foregoing clause (A) that do not exceed, individually or in the aggregate, $250,000 in the aggregate during any fiscal year;

(xii) sell, license, sublicense, place any Encumbrance on, lease, transfer or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse, transfer or assign any right or other asset or property, or portion of its properties or assets, for consideration, or having a value, that is individually or in the aggregate, in excess of $250,000, except (A) selling inventory and entering into non-exclusive license agreements in the ordinary course of business, or (B) dispositions of obsolete, surplus or worn out tangible assets that are no longer useful in, and are not material to, the conduct of the business of the Company;

(xiii) enter into any new line of business outside pharmaceuticals;

(xiv) acquire any ownership or leasehold interest in any real property;

(xv) with respect to Intellectual Property Rights, acquire, sell, lease, license, sublicense, place any Encumbrance on, transfer or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term and not capable of being extended), transfer, or assign any material Intellectual Property Rights, including such Intellectual Property Rights pertaining to any Company Product Candidate, except pursuant to (A) non-exclusive licenses or sublicenses made in the ordinary course of business that are incidental to performance under the relevant agreement and granted to a Person solely with limited rights to perform services for the Company or (B) subject to Section 5.2(b)(xvii) decisions made regarding the prosecution and maintenance of Intellectual Property Rights that is obsolete or otherwise no longer useful in the conduct of the business of the Company, excluding decisions to abandon or permit to lapse patents, patent applications, trademarks, or trademark applications related to any Company Product Candidate or any claim in any patent or patent application within Company Owned IP or Company Licensed IP where such abandonment or lapse of such claim would materially degrade the scope of protection related to any Company Product Candidate;

(xvi) voluntarily relinquish or abandon, or fail to use commercially reasonable efforts to take any action necessary to maintain and not permit to lapse, any material Company Owned IP or Company Licensed IP or rights of the Company therein;

(xvii) make any submissions or filings, or submit any other material correspondence, to the U.S. Patent and Trademark Office or any non-U.S. equivalent related to any patent or trademark (including any application therefor) included in the Company Owned IP or Company Licensed IP without providing Parent a reasonable opportunity to review and comment on such submissions, filings or other correspondence and considering in good faith any reasonable comments from Parent that are received in a timely fashion;

(xviii) (A) incur any Indebtedness or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Liabilities of any other Person, in each case after the date of this Agreement in excess of $250,000, individual or in the aggregate, at any one time outstanding;

(xix) (A) make, change or revoke any Tax election outside the ordinary course of business, (B) adopt or change any material method of Tax accounting or any annual Tax accounting period in each case outside of the ordinary course of business, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Legal Requirements), settle or compromise any liability in each case with respect to material Taxes, (D) file any amended income or other material Tax Return, (E) affirmatively surrender any right to claim a material Tax credit or refund, or (F) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of material Taxes other than such extensions obtained in the ordinary course of business;

(xx) (A) enter into any Contract that would constitute a Material Contract if it had been in effect on the date of this Agreement or (B) amend or modify in any material respect, or voluntarily waive or release any material rights under, any Material Contract (other than expirations at the end of the term of such Contract);

(xxi) commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of the Company’s businesses (provided, that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements between or among the Company, Parent or Purchaser;

(xxii) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than (A) any Legal Proceeding relating to a breach of this Agreement or any other agreements between or among the Company, Parent or Purchaser, (B) a settlement that results solely in a monetary obligation involving only the payment of monies by the Company of not more than $250,000 individually or $500,000 in the aggregate, (C) that does not involve the admission of wrongdoing by, does not impose any restrictions or changes on the business or operations of, and does not involve any injunctive or equitable or other nonmonetary relief (other than immaterial non-monetary relief incidental thereto) against, the Company, (D) that does not provide for the grant to any third party of a license, cross license or other grant of rights to any material Intellectual Property Rights, and (E) that provides for a complete release of the claims in dispute giving rise to such settlement, release, waiver or compromise;

(xxiii) enter into any collective bargaining agreement or other agreement with any labor organization;

(xxiv) adopt a plan or agreement of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company;

(xxv) adopt or implement any stockholder rights plan or similar arrangement or enter into any agreement with respect to the voting or registration of any Company Securities;

(xxvi) fail to maintain in full force and effect the existing insurance policies of the Company or to renew or replace such insurance policies with comparable insurance policies;

(xxvii) fail to file, report, complete or otherwise make any required Healthcare Submission or maintain any material Governmental Authorization;

(xxviii) enter into any Contract that by its terms would bind or purport to bind Parent or its Affiliates in a manner adverse to Parent or any of its Affiliates in any non de minimis respect; or

(xxix) authorize any of, or agree or commit to take, any of the actions described in this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective Subsidiaries’ respective operations.

(c) Subject to applicable Legal Requirements and without limiting the foregoing in Section 5.2(a) and Section 5.2(b), during the Pre-Closing Period, the Company: (i) shall reasonably promptly inform Parent in writing of any correspondence or other written communications from any third party related to the settlement or disposition of any pending or threatened Legal Proceeding relating to the Company Owned IP or Company Licensed IP (each such Legal Proceeding initiated by a third party, an “Applicable Proceeding”) and shall reasonably promptly provide Parent with copies of any such correspondence or other communications; (ii) shall reasonably promptly provide Parent with copies of any correspondence or other written communications by or on behalf of the Company or any of its Representatives to any third party related to the settlement or disposition of any Applicable Proceeding and shall provide Parent with a reasonable opportunity to review and comment thereon, prior to sending such correspondence or other communication; and (iii) shall notify Parent in writing prior to engaging in any settlement or disposition of any Applicable Proceeding and shall consider in good faith Parent’s timely input with respect thereto; provided, however, that nothing herein shall require the Company to provide or disclose any information that, in the reasonable judgement of the Company (after consultation with its legal counsel) would jeopardize any attorney-client or other legal privilege (provided, that the Company shall use good faith, commercially reasonable efforts to disclose such information in a manner that does not jeopardize any attorney-client or other legal privilege, including, if reasonably necessary, by executing a joint defense agreement with Parent in customary form, or by limiting disclosure to outside counsel for Parent (or as much of it as possible)); provided, further, that this Section 5.2(c) shall not apply to any Legal Proceeding subject to Section 2.8.

5.3 No Solicitation.

(a) Acceptable Confidentiality Agreement. For the purposes of this Agreement, “Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that is entered into after the date of this Agreement and contains confidentiality and non-use and other provisions that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement (i) need not contain any standstill or similar provision and (ii) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company or Parent, as applicable, from satisfying any of its obligations under this Section 5.3. The Company shall provide Parent with a copy of each Acceptable Confidentiality Agreement entered into from and after the date of this Agreement substantially concurrently with its execution thereof.

(b) Non-Solicit. Except as permitted by this Section 5.3, during the Pre-Closing Period, the Company shall not, and shall cause its directors and officers and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) continue any solicitation, knowing facilitation or knowing encouragement or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, (ii) solicit, initiate or knowingly facilitate or knowingly encourage any Acquisition Proposal or any inquiries regarding, or the making of any proposal or offer that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal, (iii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information or data relating to the Company or afford to any Person (other than Parent, its Affiliates or its Representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company, in any such case, in connection with, or for the purpose of, soliciting, initiating or knowingly facilitating or encouraging, an Acquisition Proposal or any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iv) enter into any letter of intent, acquisition agreement, merger agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (each, a “Company Acquisition Agreement”), (v) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL, (vi) subject to the last sentence of Section 5.3(c), grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other Contract) relating to any Acquisition Proposal or any proposal that would reasonably be expected to lead to an Acquisition Proposal from any Person or group of Persons or (vii) approve, authorize, agree or publicly announce any intention to do any of the foregoing.

Immediately after the execution of this Agreement, the Company shall, and shall cause its directors and officers to, and shall use its reasonable best efforts to cause its other Representatives to, immediately cease any solicitation and any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. After the execution of this Agreement, the Company shall and shall cause its directors and officers to, and the Company shall direct and use its reasonable best efforts to cause its other Representatives to: (x) as promptly as reasonably practicable (and in any event within twenty-four (24) hours) terminate access by any third party (other than Parent, its Affiliates and its other Representatives) to any physical or electronic data room or similar information sharing platform relating to any potential Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal and (y) as promptly as reasonably practicable (and in any event within two (2) Business Days) request the prompt return or destruction of any non-public information previously furnished or made available to such Persons and their Representatives through such platform or in connection with a potential Acquisition Proposal (or prior discussions in respect of a potential Acquisition Proposal).

(c) Acquisition Proposal. If at any time during the Pre-Closing Period, the Company or any of its Representatives receives a bona fide unsolicited written Acquisition Proposal or any proposal that would reasonably be expected to lead to an Acquisition Proposal from any Person or group of Persons which did not result from or arise out of any breach of this Section 5.3 or Section 5.4, (i) the Company and its Representatives may contact and engage in discussions with such Person or group of Persons solely to the extent necessary to clarify the terms and conditions of such Acquisition Proposal or proposal, request that any oral Acquisition Proposal or proposal be provided in written form and inform such Person or group of Persons of the terms of this Section 5.3 and (ii) if the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal (or proposal that would reasonably be expected to lead to an Acquisition Proposal) constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action described in clause (A) or (B) below would be inconsistent with its fiduciary duties under applicable Legal Requirements, then the Company and its Representatives may (A) enter into an Acceptable Confidentiality Agreement and subject to entry into such Acceptable Confidentiality Agreement furnish pursuant thereto information (including non-public information) with respect to the Company to the Person or group of Persons who has made such Acquisition Proposal and their respective Representatives and financing sources; provided, that the Company shall substantially concurrently provide to Parent any copies of any information or data concerning the Company, or access to the Company’s properties, books and records or personnel, that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and their respective Representatives and financing sources, including soliciting the submission of a revised Acquisition Proposal. Prior to the Company first taking any of the actions described in clauses (A) or (B) of the immediately preceding sentence with respect to an Acquisition Proposal, the Company shall provide written notice to Parent of the determination of the Company Board made pursuant to the immediately preceding sentence. During the Pre-Closing Period, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit an Acquisition Proposal being made to the Company if, in each case, (x) the Person making the Acquisition Proposal has not been solicited in breach of this Section 5.3 and (y) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements.

(d) Notice of Acquisition Proposal. The Company shall promptly (and in any event within twenty four (24) hours) (i) notify Parent if any bona fide Acquisition Proposals or any proposals, inquiries or offers that would reasonably be expected to lead to an Acquisition Proposal are received by the Company or any of its Representatives during the Pre-Closing Period, together with the identity of the Person or group of Persons making such inquiries, proposals, indications of interest or offers, (ii) provide to Parent a copy of any written Acquisition Proposal or written materials comprising such inquiry, proposal or offer received by the Company or any of its Representatives and a summary of the material terms and conditions of any oral Acquisition Proposal or any such inquiry, proposal or offer, (iii) keep Parent reasonably informed on a reasonably prompt basis with respect to any material developments, discussions or negotiations regarding any Acquisition Proposal, or inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), and (iv) upon the reasonable written request of Parent, reasonably inform Parent of the status of such Acquisition Proposal or such inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal. Without limiting the generality of the foregoing, the Company will, promptly upon receipt or delivery thereof, provide Parent (and its outside counsel) with copies of all drafts and final versions (and any comments thereon) of definitive or other agreements (including schedules and exhibits thereto), relating to such Acquisition Proposal exchanged between the Company or any Representative of the Company, on the one hand, and the Person or group of Persons making such Acquisition Proposal and their Representatives, on the other hand.

(e) Permitted Disclosures. Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company or the Company Board from (nor shall any of the following constitute a Company Adverse Change Recommendation) (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company Stockholders that is required by applicable Legal Requirements, (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, (iv) informing any Person of the existence of the provisions contained in this Section 5.3, (v) complying with its disclosure obligations under applicable Legal Requirements with regard to an Acquisition Proposal, including making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company) that the Company Board has determined to make in good faith after consultation with outside legal counsel that failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Legal Requirements or other Legal Requirements, it being understood that any such statement or disclosure made by the Company Board must be subject to the terms and conditions of this Agreement or (vi) making a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of this Agreement with respect thereto; provided, in the case of each of clauses (i) through (vi), that any such disclosure by the Company shall state that the Company Board Recommendation continues to be in effect unless, prior to the time of such public disclosure, a Company Adverse Change Recommendation has been made in compliance with Section 5.4, and that the Company and the Company Board may not in any event effect a Company Adverse Change Recommendation or take any action prohibited by Section 5.4(a)(ii) except as otherwise permitted pursuant to Section 5.4.

(f) Representatives. Any action taken or not taken by any Representative of the Company, at the direction or on behalf of the Company or any of its officers or directors that violates this Section 5.3 or Section 5.4 shall be deemed a violation of such applicable Section by the Company.

5.4 Company Board Recommendation.

(a) No Company Adverse Change Recommendation. During the Pre-Closing Period, neither the Company Board nor any committee thereof shall (i)(A) withdraw or qualify, amend or modify in a manner adverse to Parent or Purchaser, the Company Board Recommendation; (B) publicly approve, recommend or declare advisable, any Acquisition Proposal; (C) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to Company Stockholders; (D) if any Acquisition Proposal is structured as a tender offer or exchange offer for the outstanding Shares and is commenced pursuant to Rule 14d-2 under the Exchange Act (other than by Parent or an Affiliate of Parent) fail to recommend against acceptance by the Company Stockholders of such tender offer or exchange offer, within ten (10) Business Days of the commencement of such tender or exchange offer; (E) fail to reaffirm the Company Board Recommendation within ten (10) Business Days after receipt of a written request of Parent following the public announcement of any Acquisition Proposal; (F) take any action to exempt any Person (other than Parent or its Subsidiaries) or any action taken by any Person (other than Parent and its Subsidiaries) from any Takeover Law or (G) publicly propose to do any of the foregoing (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable or allow the Company to execute or enter into any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement in accordance with Section 5.3).

(b) Permitted Company Adverse Change Recommendation. Notwithstanding anything to the contrary contained in Section 5.4(a) or elsewhere in this Agreement, at any time prior to the Offer Acceptance Time:

(i) in the event that (x) the Company or any of its Representatives receives a bona fide written Acquisition Proposal from any Person that did not result from a breach of Section 5.3) that has not been withdrawn and (y) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal is a Superior Proposal, the Company Board may (A) make a Company Adverse Change Recommendation and/or (B) authorize the Company to terminate this Agreement in accordance with Section 7.1(h) to enter into a Company Acquisition Agreement with respect to such Superior Proposal, in the case of each of clauses (A) and (B) if and only if: (1) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so in the manner contemplated by this Section 5.4(b) would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements; (2) the Company shall have given Parent prior written notice of its intention to make a Company Adverse Change Recommendation and/or terminate this Agreement pursuant to Section 7.1(h) at least four (4) Business Days prior to making any such Company Adverse Change Recommendation or effecting such termination (a “Determination Notice”) (which notice, or the public disclosure thereof, shall not constitute a Company Adverse Change Recommendation); (3)(I) the Company shall have provided to Parent a copy of the applicable written Acquisition Proposal in accordance with Section 5.3(d) and (II) the Company shall have afforded Parent four (4) Business Days (the “Match Period”) after delivery of the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Proposal, and, to the extent Parent desires to negotiate, shall have (and shall have caused its Representatives to have) negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any; and (4) after considering the terms of this Agreement and any written proposals (which continue to remain able to be accepted by the Company) made by Parent, if any, prior to 11:59 p.m. Eastern Time on the last day of the Match Period were to be given effect whether pursuant to this Section 5.3(b)(i) or Section 5.3(b)(ii), the Company Board shall have determined in good faith after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal continues to constitute a Superior Proposal and the failure to make the Company Adverse Change Recommendation and/or terminate this Agreement pursuant to Section 7.1(h) would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements. For the avoidance of doubt, issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) under the Exchange Act shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 5.4. The provisions of clauses Section 5.4(b)(i)(2), Section 5.4(b)(i)(3) and Section 5.4(b)(i)(4) shall also apply to any material amendment to any Acquisition Proposal (including any change to its financial terms such as any change to the amount or form of consideration payable) and require a new Determination Notice, except that the Match Period shall be deemed to be the greater of (x) three (3) Business Days and (y) the remaining period in the then-existing Match Period; and

(ii) other than in connection with an Acquisition Proposal, the Company Board may only make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so in the manner contemplated by this Section 5.4(b) would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four (4) Business Days prior to making any such Company Adverse Change Recommendation (which notice describes the Change in Circumstance in reasonable detail) (which notice, or the public disclosure thereof, shall not constitute a Company Adverse Change Recommendation); and (C)(1) the Company shall have afforded Parent the Match Period after delivery of the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and, to the extent Parent desires to negotiate, shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (2) after considering the terms of this Agreement and any binding written proposals made by Parent, if any, prior to 11:59 p.m. Eastern Time on the last day of the Match Period if they were to be given effect, the Company Board shall have determined, in good faith after consultation with its financial advisor and outside legal counsel, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements. For the avoidance of doubt, the provisions of clauses Section 5.4(b)(ii)(B) and Section 5.4(b)(ii)(C) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that the Match Period shall be deemed to be the greater of (x) three (3) Business Days and (y) the remaining period in the then-existing Match Period.

5.5 Filings, Consents and Approvals.

(a) Reasonable Best Efforts. Subject to the terms and conditions set forth in this Agreement, including the limitations set forth in Section 5.5(d), each of the Parties shall use, and shall cause their respective Affiliates to use, their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to satisfy the conditions to the Closing and consummate and make effective the Transactions as soon as reasonably practicable and in any event prior to the Outside Date, including: (i) obtaining all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and making all necessary registrations and filings and taking all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body, (ii) obtaining all other necessary Consents from third parties, (iii) executing and delivering any additional instruments necessary or reasonably advisable to consummate the Transactions and (iv) defending or contesting in good faith any Legal Proceeding brought by a third party that would prevent, materially impair or materially delay the consummation of the Transactions.

(b) Filing. Subject to the terms and conditions of this Agreement, each of the Parties hereto shall (and shall cause their respective Affiliates, if applicable, to) (i) as promptly as reasonably practicable, but in no event later than twenty (20) Business Days after the date hereof (or such later date as may be agreed in writing between antitrust counsel for each Party), make an appropriate initial submission of all Notification and Report forms as required by the HSR Act with respect to the Transactions and (ii) as soon as reasonably practicable, make all other filings, notifications or other consents as may be required to be made or obtained under foreign Antitrust and FDI Laws; provided, however, the jurisdictions identified in Section 5.5(b) of the Company Disclosure Letter, if any, are the only jurisdictions where filing, notification, expiration of a waiting period or consent or approval is a condition to Closing.

(c) Cooperation. Without limiting the generality of anything contained in this Section 5.5, during the Pre-Closing Period, each Party hereto shall use its reasonable best efforts to, with respect to the Transactions, (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry by a Governmental Body or third party before a Governmental Body, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, (iii) promptly and regularly keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) promptly furnish to the other Party copies of documents, communications or materials provided to or received from any Governmental Body and material details of any oral communications in connection with any such request, inquiry, investigation, action or Legal Proceeding, (vi) consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding and (vii) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation or Legal Proceeding in respect of the Transactions, each Party shall provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference (including telephone or video) relating to such request, inquiry, investigation or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation or Legal Proceeding; provided, that documents and information provided to the other Party pursuant to this paragraph (A) may be redacted (1) to remove references to valuation of the Company or the identity of alternative potential acquirers, (2) to comply with contractual arrangements or (3) to preserve legal privilege and/or (B) may, to the extent deemed reasonably necessary, be designated as “outside counsel only,” in which case such documents and information shall be provided only to outside counsel and consultants retained by such counsel. Each Party, unless otherwise agreed to in writing, shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to requests for information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by responding at the earliest reasonably practicable date to any request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with the Transactions. Parent shall pay all filing fees under the HSR Act and other Antitrust and FDI Laws; provided, that Parent and the Company shall each bear its own costs for the preparation of any such filings. Notwithstanding anything to the contrary in this Section 5.5, Parent shall, in consultation with the Company, determine strategy, lead all proceedings and coordinate all activities with respect to seeking any actions or Consents of any Governmental Body as contemplated hereby, and Company shall take such actions as reasonably requested by Parent in connection with obtaining such Consents; provided, notwithstanding anything to the contrary contained in this Section 5.5 or elsewhere in this Agreement, none of Parent, the Company or any of their respective Affiliates shall be required to propose, execute, carry out or agree or submit to any condition, limitation or remedy that is not conditioned on the consummation of the Merger.

(d) Regulatory Obligations. In furtherance and not in limitation of this Section 5.5, Parent agrees to use its reasonable best efforts to promptly take, and cause its Affiliates to take, any and all actions necessary to cause the prompt expiration or termination of any applicable waiting period, obtain any consent, permit, authorization, waiver or clearance under the HSR Act or other Antitrust and FDI Laws, resolve objections, if any, of the FTC, DOJ, or any other Governmental Bodies with respect to the Transactions under the HSR Act or other Antitrust and FDI Laws, avoid the commencement of a Legal Proceeding by the FTC, the DOJ or other Governmental Bodies, and avoid the entry of, effect the dissolution of, or to eliminate, any Order in any suit or proceeding which would otherwise have the effect of preventing the Closing or delaying the Offer Acceptance Time beyond the Expiration Date, and to otherwise promptly take all actions to resolve any objections and take all actions requested or required by any Governmental Body under applicable Antitrust and FDI Laws. Notwithstanding anything to the contrary contained in this Agreement, Parent and Purchaser and their respective Affiliates shall not be obligated to (and without Parent’s prior written consent, Company and its Affiliates shall not) take any of the following actions: selling, divesting (including through a license or a reversion of licensed or assigned rights), holding separate, transferring or disposing of any assets, operations, rights, product lines or businesses, or interests therein, of itself, its Subsidiaries, or its Affiliates (or consent to any of the foregoing actions) (any such action, a “Burdensome Condition”). The Parties shall oppose and defend through litigation or another Legal Proceeding on the merits any claim asserted in court or another venue by any Person, including any Governmental Body, under Antitrust and FDI Laws in order to avoid entry of, or to promptly have vacated or terminated, any Order that could restrain, delay, or prevent the Closing; provided that such litigation in no way limits the obligation of Parent and Purchaser to promptly take all actions and steps to eliminate each and every impediment identified herein. The Company shall not settle or compromise or offer to settle or compromise any request, inquiry, investigation, action or other Legal Proceeding by or before any Governmental Body with respect to the Transactions without the prior written consent of Parent and, at the written request of Parent, Company shall take (or agree to take) any of the actions described in the definition of Burdensome Condition; provided, notwithstanding anything to the contrary contained in this Section 5.5 or elsewhere in this Agreement, the Company shall not be required to propose, execute, carry out or agree or submit to any condition, limitation or remedy that is not conditioned on the consummation of the Merger.

(e) No Acquisitions. Prior to Closing, each of Parent and Purchaser shall not, and Parent shall cause its Affiliates not to, directly or indirectly, acquire or agree to acquire, or publicly announce the intent to acquire, all or substantially all of the assets, business or any Person, whether by merger, consolidation, exclusive license, purchasing all or substantially all of the assets of or equity in any Person, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction (i) would result in Parent or any of its Affiliates owning, directly or indirectly, any product or product candidate that is an IL-6 inhibitor or an IL-6R inhibitor and (ii) would reasonably be expected to (A) impose any delay in the expiration or termination of any applicable waiting period or impose any delay beyond the Outside Date in the obtaining of, or increase the risk of not obtaining, any authorization, consent, clearance, approval or Order of a Governmental Body necessary to consummate the Offer, the Merger and the other Transactions, including any approvals and expiration of waiting periods pursuant to the HSR Act or any other applicable Legal Requirements, (B) increase the risk of any Governmental Body entering, or increase the risk of not being able to remove or successfully challenge, any Order that would delay beyond the Outside Date, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger and the other Transactions or (C) otherwise delay or impede the consummation of the Offer, the Merger and the other Transactions beyond the Outside Date.

5.6 Employee Benefits.

(a) For a period of at least one (1) year following the Effective Time, Parent shall provide, or cause to be provided, to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any Subsidiary or Affiliate thereof) during such period following the Effective Time (each, a “Continuing Employee”): (i) at least the same base salary (or base wages, as the case may be), target annual cash incentive compensation opportunities (excluding, in each case, any change in control, transaction, retention and other similar one-time or non-recurring payments and any equity or equity-based compensation) and vacation provided to such Continuing Employee immediately prior to the execution of this Agreement, (ii) severance pay and benefits no less favorable in the aggregate than the severance pay and benefits provided under the Employee Plans set forth on Section 3.20(f) of the Company Disclosure Letter or any other agreement as in effect on the date of this Agreement, and (iii) retirement and health and welfare benefits that are substantially comparable in the aggregate to those provided to such Continuing Employee as of the Effective Time, or, at Parent’s election, the retirement, health and welfare benefits provided to similarly situated employees of Parent or its Affiliates; except to the extent more favorable compensation and benefits may be required by applicable Legal Requirements. For the avoidance of doubt, in no event shall clauses (i) through (iii) of this Section 5.6(a) take into account any change in control, transaction, retention or similar compensation, or benefits, equity or equity-based compensation or other similar compensation or benefits, or defined benefit pension, deferred compensation, retiree health or welfare, or similar compensation or benefits. Parent acknowledges that, upon the occurrence of the Effective Time, a “Change in Control” (or “Change of Control” or similar defined term, as the case may be) of the Company shall have occurred for purposes of each of the Employee Plans in which such definition occurs.

(b) Without limiting the foregoing:

(i) Parent shall use commercially reasonable efforts to ensure that each Continuing Employee shall be given service credit for all purposes other than with respect to equity and equity-based compensation and transaction-based compensation, including for eligibility to participate, accrual of benefits, vesting, and accrual of vacation or paid time off under Parent or the Surviving Corporation’s employee benefit plans, policies and arrangements (“Parent Plans”) with respect to his or her length of service with the Company (and its predecessors) prior to the Closing Date to the extent that (A) such service was recognized prior to the Effective Time under a comparable Employee Plan and (B) such service is recognized for purposes of the applicable Parent Plan; provided, that in each case the foregoing shall not apply to (1) the extent that its application would result in the duplication of benefits or to benefit accrual under any pension plan or (2) any benefit plan that is a frozen plan or that provides benefits to a grandfathered population.

(ii) Under any Parent Plan that provides group health benefits in which any Continuing Employee is eligible to participate after the Effective Time, Parent shall use commercially reasonable efforts to (A) waive all limitations as to pre-existing conditions, exclusions and waiting periods or required physical examinations under the Parent Plan with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions, waiting periods or physical examinations would not apply under a similar Employee Plan in which such Continuing Employees participated prior to the Effective Time and (B) ensure that such Parent Plan shall, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for all service and all deductibles, co-payments and other amounts incurred for such Continuing Employees or their covered dependents prior to the Effective Time with the Company to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company.

(c) If, at least twenty (20) Business Days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate each Employee Plan intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”), the Company shall terminate (or terminate its participation in) the Company 401(k) Plan effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). If the Company 401(k) Plan is terminated pursuant to this Section 5.6(c), then as soon as practicable following the 401(k) Termination Date, Parent shall, to the maximum extent permitted under any retirement plan of Parent or any of its Affiliates that is intended to be qualified under Section 401(a) of the Code (the “Parent 401(k) Plan”), permit all Continuing Employees who were eligible to participate in the Company 401(k) Plan immediately prior to the 401(k) Termination Date to participate in the Parent 401(k) Plan and shall permit each such Continuing Employee to elect to transfer their account balance when distributed from the terminated Company 401(k) Plan, including any outstanding participant loans, to the Parent 401(k) Plan.

(d) If annual bonuses with respect to the Company’s 2025 fiscal year have not been paid prior to the Closing Date, Parent shall pay (or cause to be paid) such annual bonuses in an amount equal to each Continuing Employee’s annual target bonus for 2025 under the applicable bonus arrangements of the Company in effect as of the date hereof, and any such bonuses shall be paid on the payment date consistent with the Company’s past practice to each Continuing Employee who remains employed on such date, except as otherwise provided in Section 5.6(d) of the Company Disclosure Letter (the “2025 Bonus Payment”). The Company, Parent and Purchaser shall take all actions reasonably necessary to provide for and give effect to the treatment contemplated by this Section 5.6(d), including obtaining all reasonably necessary approvals and consents and delivering evidence reasonably satisfactory to the other Parties that all reasonably necessary determinations by the board of directors of the Company, Parent, or Purchaser (as applicable) or an applicable committee thereof have been made. If the Closing Date does not occur prior to the payment of annual bonuses in respect of the Company’s 2025 fiscal year, the Company may pay to each employee who is employed at the Company on such date a 2025 Bonus Payment.

(e) The provisions of this Section 5.6 are solely for the benefit of the Parties, and no provision of this Section 5.6 is intended to, or shall, constitute the establishment or adoption of or an amendment to any Employee Plan, Parent Plan or other employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof. Nothing in this Section 5.6 or elsewhere in this Agreement shall (i) be construed to create a right in any Person to employment with Parent, the Surviving Corporation or any of their respective Affiliates or (ii) limit the right of Parent or its Affiliates (including, following the Effective Time, the Surviving Corporation) to amend, terminate or otherwise modify any Employee Plan, Parent Plan or other employee benefit plan.

5.7 Indemnification of Officers and Directors.

(a) The Parties agree that, to the fullest extent permitted by applicable Legal Requirements, all rights to indemnification, advancement of expenses and exculpation by the Company existing in favor of those Persons who are directors, officers and employees of the Company as of the date of this Agreement or have been directors, officers or employees of the Company in the past (such individuals, the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time), as provided in the certificate of incorporation and bylaws of the Company (as in effect as of the date of this Agreement) or as provided in any indemnification agreements between the Company and said Indemnified Persons set forth on Section 5.7(a) of the Company Disclosure Letter (the “Indemnification Agreements”), shall survive the Closing and to the fullest extent permitted under applicable Legal Requirements shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and shall be observed by Parent, the Surviving Corporation to the fullest extent available under applicable Legal Requirements for a period of six years from the Effective Time, and any claim made pursuant to such rights within such six year period shall continue to be subject to this Section 5.7(a) and the rights provided under this Section 5.7(a) until disposition of such claim (even if after such six-year period).

(b) From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent shall cause the Surviving Corporation (together with its successors and assigns, the “Indemnifying Parties”), to the fullest extent provided in the certificate of incorporation and bylaws of the Company as of the date hereof or as provided in any Indemnification Agreement, to indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses (including reasonable and documented attorneys’ fees), judgments, amounts paid in settlement or fines incurred by such Indemnified Person in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was (or any acts or omissions by such Indemnified Person in his or her capacity as) a director or officer of the Company prior to the Effective Time and pertaining to any and all matters pending, existing or occurring prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (but only to the extent, in each case, such action or omission, or alleged action or omission, occurred prior to the Effective Time), including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent provided in the certificate of incorporation and bylaws of the Company as of the date hereof or provided in any Indemnification Agreement, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 5.7(b) promptly after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 5.7(b).

(c) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (an accurate and complete copy of which has been made available to Parent or Parent’s Representatives prior to the date of this Agreement) (the “Existing D&O Policies”) for the benefit of the Indemnified Persons who are currently covered by the Existing D&O Policy or become covered by the Existing D&O Policy prior to the Effective Time with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the Existing D&O Policy; provided that, in the event the Existing D&O Policies are maintained by Parent, neither Parent nor the Surviving Corporation shall be required to pay an aggregate premium for such insurance policies in excess of the Maximum Amount (as defined below) and, in the event a “tail” insurance policy is obtained by Parent, neither Parent nor the Surviving Corporation shall be required to pay an aggregate amount for such “tail” insurance policy in excess of the Maximum Amount. At the Company’s election prior to the Effective Time, the Company may (through a nationally recognized insurance broker) purchase a six year “tail” policy for the existing policy effective as of the Effective Time and, if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain or maintain insurance pursuant to this Section 5.7(c); provided, however, that in no event shall the Company expend (and the Surviving Corporation shall not be required to expend) an amount in excess of 300% of the annual premium currently payable by the Company as of the date of this Agreement with respect to the Existing D&O Policy (the “Maximum Amount”), it being understood that if the annual premiums payable for such insurance coverage exceeds the Maximum Amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(d) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 5.7.

(e) The provisions of this Section 5.7 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 5.7 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

5.8 Securityholder Litigation. Prior to the Effective Time, the Company will provide Parent with prompt (and in any event within two (2) Business Days) notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent informed on a reasonably prompt basis with respect to such Transaction Litigation, including as to the proposed strategy and other significant decisions with respect to such Legal Proceedings. The Company will (a) give Parent the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise or settle, or agree to compromise or settle, any Transaction Litigation, or file any supplemental disclosures to moot or otherwise address the claims in any Legal Proceeding, unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 5.8, “participate” shall mean that (i) Parent shall be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company receiving notice of Transaction Litigation (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected) and (ii) Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above and as otherwise expressly provided in this Agreement.

5.9 Public Announcement. Parent and Purchaser, on the one hand, and the Company, on the other, shall not, and shall cause their respective Affiliates and Representatives not to, issue any press release or make any public statement or announcement with respect to the Offer, the Merger, this Agreement or any of the other Transactions without the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any statement to (including to media, analysts, Company Stockholders, investors or those attending industry conferences) and make disclosures in Company SEC Documents, in each case, so long as such statements are consistent with previous press releases, public disclosures or public statements and do not contain any information that has not previously been announced or made public; (b) a Party may, without the prior consent of the other Party, issue any such press release or make any such public announcement or statement as may be required by any Legal Requirement, in which case, to the extent permitted by applicable Legal Requirement and practicable under the circumstances, the party proposing to issue such press release or make such public announcement or statement shall consult in good faith with the other party before issuing any such press release or making such public announcement or statement; (c) the Company need not consult with Parent in connection with any press release, public statement or filing to be issued or made pursuant to Section 5.3(d) or that relates to any Acquisition Proposal or Company Adverse Change Recommendation and any related matters and (d) no consultation or consent of the other Party shall be required with respect to any good faith and material dispute between the Parties related to this Agreement or the Transactions.

5.10 Takeover Laws; Advice of Changes. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective boards of directors (or respective committees thereof) shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

5.11 Section 16 Matters. The Company, and the Company Board (or committee thereof), shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company Stock Awards in the Transactions by applicable individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the Compensation Committee of the Company Board shall (a) adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, each agreement, arrangement or understanding entered into or established by the Company or any of its Affiliates with or on behalf of any of the officers, directors or employees of the Company that are effective after the date of this Agreement pursuant to which compensation is paid to such officer, director or employee and (b) will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act with respect to the foregoing.

5.13 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Legal Requirements and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

5.14 Purchaser Stockholder Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Purchaser, a written consent approving the adoption of this Agreement.

5.15 Termination of Certain Agreements. The Company shall use reasonable best efforts to deliver all notices and take all other actions that are required to terminate the Contracts set forth in Section 5.15 of the Company Disclosure Letter, prior to the Effective Time.

5.16 Communications and Interactions with Governmental Bodies and Regulatory Authorities.

(a) During the Pre-Closing Period, subject to applicable Legal Requirements including Healthcare Laws, the Company shall:

(i) promptly inform Parent in writing of any material submission, filing or other material correspondence submitted or transmitted to, or that is received from, the FDA or any other similar Governmental Body with jurisdiction over the development, commercialization, manufacture or marketing of any Company Product Candidate, or otherwise related to any Company Product Candidate, including any material Healthcare Submission, and to the extent practicable, provide Parent with a reasonable opportunity to consult with the Company with respect to and review any material filing or submission (including any material Healthcare Submission) proposed to be made by or on behalf of the Company and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA or any such Governmental Body by or on behalf of the Company, in each case, relating to any Company Product Candidate, and shall consider in good faith any comments or other input provided by Parent in respect of the foregoing; provided that any such comments are submitted to the Company within seven (7) days following Parent’s receipt of notice of such filing or submission; provided, however, nothing in this Section 5.16 shall oblige the Company to incorporate any particular comments, input, or other feedback submitted by Parent with respect to any such filings or submissions or otherwise to allow Parent to materially delay any such filings or submissions;

(ii) (A) promptly furnish to Parent copies of: (1) all Governmental Authorizations from the FDA or other Regulatory Authority held by the Company related to any Company Product Candidate, (2) all material Healthcare Submissions and any other written submissions made to and material written regulatory communications with the FDA or other Regulatory Authority related to any Company Product Candidate in the Company’s possession or control and (3) all reports, results, data and information in the Company’s possession or control relating to the safety or efficacy of any Company Product Candidate, including all final reports prepared under 21 C.F.R. 58.185, all information collected pursuant to 21 C.F.R. Part 58 and all adverse event (as such term is defined or described in 21 C.F.R. 312.32) and other safety information, in the case of each of the preceding clauses (1) through (3), which arise during the Pre-Closing Period and (B) take the actions set forth on Section 5.16(a)(ii)(B) of the Company Disclosure Letter;

(iii) (A) provide notice to Parent prior to any scheduled meeting with the FDA or any other Regulatory Authority (including any pre-IND meeting referenced in 21 C.F.R. 312.82) relating to any Company Product Candidate, (B) to the extent practicable, consult with Parent regarding any such meeting and consider in good faith any input with respect thereto timely provided by Parent and (C) to the extent permitted under applicable Healthcare Laws, provide Parent with an opportunity to attend or participate in, any such meeting that the Company has with the FDA or any Regulatory Authority (provided that, if Parent is unable to attend or participate, the Company shall promptly provide Parent with a copy of its internal meeting minutes taken from any such meeting);

(iv) (A) if the FDA or other Regulatory Authority inspects or audits, or has provided written notice of intent to inspect or audit, the Company or, to the extent such audits or inspections are related to any Company Product Candidate, or the Company’s Third Parties, the Company shall promptly notify Parent upon the Company becoming aware thereof; (B) to the extent in the Company’s possession or control, promptly provide Parent with a copy of any reports or findings of the FDA or such other Regulatory Authority following any such audit or inspection; and (C) consider Parent’s comments regarding any such inspection or audit in good faith; and

(v) consult with Parent prior to (A) commencing any clinical trial of which Parent has not been informed prior to the date hereof or (B) making any material change to, discontinuing, terminating or suspending any ongoing clinical trial, or any ongoing IND-enabling preclinical study.

(b) The Company shall promptly post all information required to be disclosed or provided to Parent pursuant to this Section 5.16 to the in the Company’s electronic data room maintained by Datasite to which Parent and its Representatives shall have continuous access through the Closing Date, and any failure by the Company to post and provide continuous access to such information in the in the Company’s electronic data room maintained by Datasite shall be considered a failure by the Company to disclose such information and a breach of this Section 5.16; provided that any break in the continuity of access not attributable to actions by the Company or its Representatives shall not be deemed a breach of this Section 5.16. No investigation, notice or disclosure pursuant to this Section 5.16 shall (i) supplement or amend any representation or warranty in this Agreement of the Company (or cure any breach thereof), (ii) supplement or amend the Company Disclosure Letter or (iii) otherwise limit the rights or remedies available hereunder to Parent.

ARTICLE 6. CONDITIONS PRECEDENT TO THE MERGER

The respective obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Legal Requirements) prior to the Effective Time of each of the following conditions:

6.1 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any Governmental Body of competent jurisdiction after the date hereof and remain in effect, nor shall any Legal Requirement have been entered, enforced, enacted, or issued after the date hereof by any Governmental Body of competent jurisdiction and remain in effect, in each case, which prohibits, prevents or makes illegal the consummation of the Merger.

6.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

ARTICLE 7. TERMINATION

7.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company, if a Governmental Body shall have entered, enforced, enacted, or issued a final and nonappealable Legal Restraint after the date hereof having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal; provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party if (i) in the case of the Company, its, and in the case of Parent, its or Purchaser’s, material breach of any provision of this Agreement has resulted in, or was a principal cause of, the issuance of such final and nonappealable Legal Restraint or (ii) it (or in the case of Parent, it or Purchaser) failed to comply in any material respect with its obligations under this Agreement to prevent the entry of or remove such final and nonappealable Legal Restraint;

(c) by either Parent or the Company, (i) if the Offer Acceptance Time shall not have occurred on or prior to 11:59 p.m. Eastern Time on September 8, 2026 (such date, the “Outside Date”); provided, however, that in the event that on the original Outside Date, any of the conditions set forth in clause (B)(f) (in connection with or in respect of any matter involving Antitrust and FDI Laws) or clause (B)(e) of Annex I have not been satisfied but all of the other closing conditions set forth in Annex I have been satisfied or waived (other than the Minimum Condition and conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which shall be capable of being satisfied or waived on such date), then the Outside Date shall be automatically extended without further action by the Parties until 11:59 p.m. Eastern Time on December 8, 2026 (and in the case of such extension, any reference to the Outside Date in this Agreement shall be a reference to the Outside Date, as extended); provided, further that, if on the extended Outside Date, any of the conditions set forth in clause (B)(f) (in connection with or in respect of any matter involving Antitrust and FDI Laws) or clause (B)(e) of Annex I have not been satisfied but all of the other closing conditions set forth in Annex I have been satisfied or waived (other than the Minimum Condition and conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which shall be capable of being satisfied or waived on such date), then the Outside Date shall be automatically extended once more without further action by the Parties until 11:59 p.m. Eastern Time on March 8, 2027 (and in the case of such extension, any reference to the Outside Date in this Agreement shall be a reference to the Outside Date, as extended) or (ii) if the Offer (as it may be required to be extended pursuant to Section 1.1(c), or has otherwise been extended in accordance with this Agreement) shall have expired in accordance with its terms without the acceptance for payment of Shares tendered in the Offer; provided, further that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any Party if its (or in the case of Parent, Parent or Purchaser’s) breach of any provision of this Agreement resulted in, or was a principal cause of the failure of the Offer Acceptance Time to occur by the Outside Date;

(d) by the Company, if (i) Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 1.1(a); provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(d) if the Company’s breach of its obligations under this Agreement resulted in, or was a principal cause of, such failure to commence the Offer, or (ii) Purchaser shall, when required to do so in accordance with the terms of this Agreement, have failed to accept and pay for all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended);

(e) by Parent at any time prior to the Offer Acceptance Time, if the Company has breached or failed to perform any of its covenants or other agreements contained in this Agreement, or if any of the representations or warranties of the Company in this Agreement is inaccurate, which breach, failure to perform or inaccuracy would result in a failure of a condition set forth in clause (B)(b) or clause (B)(c) of Annex I, as applicable, except that if such breach, failure or inaccuracy is capable of being cured by the Outside Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 7.1(e) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Outside Date, the shorter of such periods, the “Company Breach Notice Period”), stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach, failure or inaccuracy has been cured prior to the expiration of the Company Breach Notice Period (to the extent capable of being cured); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if Parent or Purchaser is then in material breach of any representation, warranty, covenant or agreement of this Agreement;

(f) by Parent at any time prior to the Offer Acceptance Time, if (i) a Company Adverse Change Recommendation shall have occurred or (ii) the Company Board or the Company intentionally and materially breaches its obligations under Section 5.3 or Section 5.4;

(g) by the Company at any time prior to the Offer Acceptance Time, if Parent or Purchaser has breached or failed to perform any of its respective covenants or other agreements contained in this Agreement, or if any of the representations or warranties of the Company in this Agreement is inaccurate, which breach, failure to perform or inaccuracy would or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions, except that if such breach, failure or inaccuracy is capable of being cured by the Outside Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 7.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Outside Date, the shorter of such periods, the

“Parent Breach Notice Period”), stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach, failure or inaccuracy has been cured prior to the expiration of the Parent Breach Notice Period (to the extent capable of being cured); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if the Company is then in material breach of any representation, warranty, covenant or agreement of this Agreement; or

(h) by the Company at any time prior to the Offer Acceptance Time, if (i) the Company Board (or a duly authorized committee thereof) shall have determined to terminate this Agreement in accordance with the terms set forth in Section 5.4 in order to enter into a definitive agreement with respect to a Superior Proposal, (ii) such Superior Proposal shall not have resulted from a material breach of Section 5.3 or Section 5.4 with respect to such Superior Proposal and any Acquisition Proposal that was a precursor thereto, and (iii) the Company has paid or caused to be paid the Company Termination Fee due to Parent as contemplated by Section 7.3(b)(i) prior to the termination of this Agreement pursuant to this Section 7.1(h) and substantially concurrently enters into such definitive agreement.

7.2 Manner and Notice of Termination; Effect of Termination.

(a) The Party terminating this Agreement pursuant to Section 7.1 (other than pursuant to Section 7.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 7.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b) Any valid termination of this Agreement pursuant to Section 7.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties (provided it complies with Section 7.3). In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall immediately be of no further force or effect, without any liability or obligation on of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except the provisions of Section 1.1(d), the last sentence of Section 1.2(b), Section 3.28, Section 4.11, this Section 7.2, Section 7.3 and Article 8 will each survive the termination of this Agreement and shall remain in full force and effect in accordance with their respective terms. Notwithstanding the foregoing, nothing in this Agreement will relieve any Party from any liability for any Willful Breach of this Agreement arising prior to the valid termination of this Agreement or fraud (which liability or damages to the extent owed to the Company or the Company Stockholders may include damages on behalf of the Company and the Company Stockholders based on loss of the economic benefit of the Transactions to the Company and the Company Stockholders to the fullest extent provided by Section 261(a)(1) of the DGCL, it being acknowledged and agreed that the Company will have the exclusive right to seek and obtain such damages on behalf of itself and the Company Stockholders). In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement or Addendum, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

7.3 Expenses; Termination Fee.

(a) Except as set forth in Section 5.5 and this Section 7.3 or as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Offer and the Merger are consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Paying Agent.

(b) Company Termination Fee.

(i) If the Company terminates this Agreement pursuant to Section 7.1(h), then the Company must, prior to such termination, pay or cause to be paid to Parent an amount equal to $ $47,950,000 in cash (the “Company Termination Fee”) if written wire instructions have been provided by Parent prior to such termination, and if not, within two (2) Business Days following such receipt of such written instructions from Parent.

(ii) If Parent terminates this Agreement pursuant to Section 7.1(f)(i) or the Company terminates this Agreement pursuant to Section 7.1(c) and at such time Parent had the right to terminate pursuant to Section 7.1(f)(i), then the Company must promptly (and in any event within two (2) Business Days) following such termination pay or cause to be paid to Parent the Company Termination Fee.

(iii) If (A)(1) this Agreement is terminated pursuant to Section 7.1(c)(i) (but in the case of such a termination by the Company, only if at such time Parent would not have been prohibited from terminating this Agreement pursuant to the final proviso of Section 7.1(c)), (2) Parent terminates this Agreement pursuant to Section 7.1(e), (3) Parent terminates this Agreement pursuant to Section 7.1(f)(ii) or (4) the Company terminates this Agreement pursuant to Section 7.1(c) and at such time Parent had the right to terminate pursuant to Section 7.1(f)(ii), (B) after the date hereof and prior to the date of such termination, a bona fide Acquisition Proposal is made to the Company or publicly disclosed (whether by the Company or a third party) or otherwise made known to the Company Board or the Company Stockholders, and in each case, is not publicly withdrawn without qualification at least three Business Days prior to the date of such termination and (C) within twelve months of such termination, a transaction implementing an Acquisition Proposal is consummated or a definitive agreement in respect of an Acquisition Proposal is entered into (whether or not related to the Acquisition Proposal commenced prior to the Transactions), then the Company will, prior to the earlier of (as applicable) the consummation of or the entry into the definitive agreement for such Acquisition Proposal, pay or cause to be paid to Parent the Company Termination Fee. For purposes of this Section 7.3(b)(iii), all references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%.”

(c) Regulatory Termination Fee. If this Agreement is terminated pursuant to (i) Section 7.1(c) and as of such termination, the condition set forth in clause (B)(e) of Annex I or the condition set forth in clause (B)(f) of Annex I has not been satisfied (or waived) (in the case of the condition in clause (B)(f) of Annex I, solely to the extent such failure is the result of any Legal Restraint arising under any Antitrust and FDI Law) or (ii) Section 7.1(b) as a result of a final and non-appealable Legal Restraint by a court of competent jurisdiction or other Governmental Body having jurisdiction under any applicable Antitrust and FDI Law (and, in each case, solely to the extent such Legal Restraint arises under any Antitrust and FDI Law), and in the case of each of clauses (i) and (ii), all of the conditions to the Offer set forth in Annex I (other than (I) the condition set forth in clause (B)(e) of Annex I or the condition set forth in clause (B)(f) of Annex I (in the case of the condition in clause (B)(f) of Annex I, solely to the extent such failure is the result of any Legal Restraint arising under any Antitrust and FDI Law) and (II) those conditions that are by their nature to be satisfied at the Offer Acceptance Time) have been satisfied or waived (to the extent waivable), then Parent shall, no later than five (5) Business Days following such termination, pay, or cause to be paid, in immediately available funds by wire transfer, an amount equal to $68,500,000 (the “Regulatory Termination Fee”) to the Company if written wire instructions have been provided by the Company prior to such termination, and if not, within two (2) Business Days following such receipt of such written instructions from the Company.

(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee or Parent be required to pay the Regulatory Termination Fee on more than one occasion, whether or not the Company Termination Fee or the Regulatory Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Payment; Default. The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. Each Party acknowledges and agrees, on behalf of itself and its Affiliates, that the payment of the Company Termination Fee or Regulatory Termination Fee is not a penalty but instead is liquidated damages in a reasonable amount that shall compensate Parent, Purchaser and their respective Affiliates in the circumstances in which the Company Termination Fee is payable, and the Company and its Affiliates in circumstances in which the Regulatory Termination Fee is payable, for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Accordingly, (x) if the Company fails to timely pay the Company Termination Fee pursuant to this Section 7.3 and, in order to obtain such payment, Parent commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in this Section 7.3 or any portion thereof, the Company will pay to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Legal Requirements (collectively, the “Enforcement Expenses”) and (y) if Parent fails to timely pay the Regulatory Termination Fee pursuant to this Section 7.3 and, in order to obtain such payment, the Company commences Legal

Proceeding that results in a judgment against Parent for the amount set forth in this Section 7.3 or any portion thereof, Parent will pay to the Company the Enforcement Expenses. The Company Termination Fee, Regulatory Termination Fee and all other payments under this Section 7.3 shall be made by the Company to Parent or Parent to the Company, as applicable, by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, respectively.

(f) Sole and Exclusive Remedy of Parent. Subject to the provisions of Section 7.3(h) and Section 8.5(b), if this Agreement is terminated pursuant to Section 7.1, Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 7.3(b) (including, if applicable, Parent’s right to Enforcement Expenses under Section 7.3(e)) will be the sole and exclusive remedy of Parent, Purchaser and the Parent Related Parties against the Company Related Parties arising out of or in connection with this Agreement, any agreement executed in connection herewith and the Transactions, the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Legal Requirements arising out of or in connection with any breach, termination or failure of this Agreement or any other agreement executed in connection herewith. Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 7.3(b) and any Enforcement Expenses payable pursuant to Section 7.3(e) will be the only monetary damages the Parent Related Parties may recover from Company Related Parties in respect of this Agreement, any agreement executed in connection herewith and the Transactions, the termination of this Agreement, the failure to consummate the Offer or the Merger or any claims or actions under applicable Legal Requirements arising out of or in connection with any such breach, termination or failure, and upon payment of such amounts (i) none of the Company Related Parties will have any further liability or obligation to any of the Parent Related Parties relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their respective Affiliates) will remain obligated with respect to, and Parent may be entitled to remedies with respect to, the Confidentiality Agreement); and (ii) none of Parent, Purchaser or any other Person will be entitled to bring or maintain any Legal Proceeding against the Company or any Company Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their respective Affiliates) will remain obligated with respect to, and Parent and the Company, as applicable, may be entitled to remedies with respect to, the Confidentiality Agreement).

(g) Sole and Exclusive Remedy of Company. Subject to the provisions of Section 7.3(h) and Section 8.5(b), if this Agreement is terminated pursuant to Section 7.1, the Company’s receipt of the Regulatory Termination Fee to the extent owed pursuant to Section 7.3(c) (including, if applicable, the Company’s right to Enforcement Expenses under Section 7.3(e)) will be the sole and exclusive remedy of the Company and the Company Related Parties against the Parent Related Parties arising out of or in connection with this Agreement, any agreement executed in connection herewith and the Transactions, the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Legal Requirements arising out of or in connection with any breach, termination or failure of this Agreement or any other agreement executed in connection herewith. The Company’s receipt of the Regulatory Termination Fee to the extent owed pursuant to Section 7.3(c) and any Enforcement Expenses payable pursuant to Section 7.3(e) will be the only monetary damages the Company Related Parties may recover from Parent Related Parties in respect of this Agreement, any agreement executed in connection herewith and the Transactions, the termination of this Agreement, the failure to consummate the Offer or the Merger or any claims or actions under applicable Legal Requirements arising out of or in connection with any such breach, termination or failure, and upon payment of such amounts (i) none of the Parent Related Parties will have any further liability or obligation to any of the Company Related Parties relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their respective Affiliates) will remain obligated with respect to, and Company may be entitled to remedies with respect to, the Confidentiality Agreement); and (ii) none of the Company or any other Person will be entitled to bring or maintain any Legal Proceeding against Parent, Purchaser or any Parent Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their respective Affiliates) will remain obligated with respect to, and Parent and the Company, as applicable, may be entitled to remedies with respect to, the Confidentiality Agreement).

(h) Acknowledgement Regarding Specific Performance. Notwithstanding anything to the contrary in Section 7.3(f) or Section 7.3(g), it is agreed that Parent, Purchaser and Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 8.5(b), except that, although the Parties, each in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 8.5(b), under no circumstances will a party be permitted or entitled to receive both (i) specific performance of the other party’s obligation to effect the Closing and (ii) any payment of the Company Termination Fee (in the case of Parent), the Regulatory Termination Fee (in the case of the Company) or monetary damages in respect of a Willful Breach or fraud of the other party.

ARTICLE 8. MISCELLANEOUS PROVISIONS

8.1 No Survival of Representations, Warranties, Covenants and Agreements. The Parties acknowledge and agree that (a) none of the representations and warranties contained in this Agreement, the Company Disclosure Letter or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive, and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect thereto shall terminate at, the Effective Time and (b) except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants or agreements of the Parties in this Agreement shall survive, and all rights, claims and causes of actions (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to such covenants and agreements shall terminate at, the Effective Time.

8.2 Amendment. Prior to the Effective Time and subject to Section 5.7(e), any provision of this Agreement may be amended by the Parties only if such amendment is in writing and is signed by each Party.

8.3 Waiver. At any time prior to the Effective Time, Parent or the Company may, subject to applicable Legal Requirements, (a) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Party or (c) waive compliance by the other Party with any of the agreements contained herein applicable to such Party or, except as otherwise provided herein, waive any of such Party’s conditions (it being understood that Parent and Purchaser shall be deemed a single Party for purposes of the foregoing). No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.4 Entire Agreement; Counterparts. This Agreement (including the exhibits, schedules and annexes hereto, the Company Disclosure Letter and the documents and instruments relating to the Offer and the Merger referred to in this Agreement) and the Confidentiality Agreement and Addendum constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that, if the Effective Time occurs, the Confidentiality Agreement and Addendum shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

8.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies; Waiver of Jury Trial.

(a) This Agreement, including any claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance thereof or the Transactions, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. Subject to

Section 8.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the Transactions, each of the Parties irrevocably: (i) submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction or declines to accept jurisdiction over any action or proceeding, another state court of the State of Delaware or the United States District Court for the District of Delaware (such courts, the “Chosen Courts”) (it being agreed that the consents to jurisdiction and venue set forth in this Section 8.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties); (ii) waives the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any Legal Proceeding in the Chosen Courts; (iii) agrees to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any Chosen Court and (iv) agrees not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any court other than the Chosen Courts (except for an action to enforce a judgment of a Chosen Court). Each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 8.8. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur and that the Parties would not have any adequate remedy at law in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its (or their) specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled, in addition to any other remedy to which it is entitled at law or in equity, to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, at law or in equity, (ii) the provisions set forth in Section 7.3: (x) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement; and (y) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the Transactions and without that right, none of the Company, Parent or Purchaser would have entered into this Agreement. It is explicitly agreed that the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Purchaser’s obligations to consummate the Offer, the Merger and the other Transactions. The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.5(b) shall not be required to provide any bond or other security in connection with any such Order, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to the applicable Legal Requirements or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The Parties further agree that (x) by seeking the remedies provided for in this Section 8.5, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement and (y) nothing set forth in this Section 8.5 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 8.5 prior to, or as a condition to, exercising any termination right under Article 7 (and pursuing damages after such termination to the extent permitted hereunder), nor shall the commencement of any Legal Proceeding by a Party pursuant to this Section 8.5 or anything set forth in this Section 8.5 restrict or limit such Party’s right to terminate this Agreement in accordance with the terms of Article 7 or pursue any other remedies under this Agreement that may be available then or thereafter.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN OR AMONG THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS OR THE ACTIONS OF PARENT, PURCHASER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5(c).

8.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights hereunder may be directly or indirectly assigned (including by operation of law) without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect, except that Parent or Purchaser may assign, in its sole discretion and without consent of the other Parties, any of or all of its rights, interests and obligations under this Agreement to any Affiliate of Parent, provided that no assignment by any Party in accordance herewith will relieve such Party of any of its obligations hereunder.

8.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for: (a) if the Offer Acceptance Time and the Effective Time occurs, (i) the right of the Company’s stockholders to receive the Offer Price or the Merger Consideration, as applicable and (ii) the right of the holders of Company Options, and RSUs to receive the Option Consideration and the RSU Consideration, as applicable; (b) the provisions set forth in Section 5.7(e); (c) the limitations on liability of the Company Related Parties set forth in Section 7.3(e) and (d) the limits on liability of the Parent Related Parties set forth in Section 7.3(g).

8.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder: (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) if sent by email transmission, upon transmission (provided, that no “bounce back” or similar message of non-delivery is received with respect thereto); provided, that, in each case, the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Company):

Novartis AG

c/o Novartis International AG

Lichtstrasse 35

4056 Basel

Switzerland

Attn: Legal Department

Email: [***]

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

555 13th Street NW

Washington, DC 20004

Attn:  Joseph Gilligan

 Mahvesh Qureshi

 Gabrielle Witt

 Jessica Bisignano

Email: joseph.gilligan@hoganlovells.com

 mahvesh.qureshi@hoganlovells.com

 gabrielle.witt@hoganlovells.com

 jessica.bisignano@hoganlovells.com

if to the Company (prior to the Effective Time):

Tourmaline Bio, Inc.

27 West 24th Street, Suite 702

New York, New York 10010

Attn: Legal Department

Email: [***]

with a copy (which shall not constitute notice) to:

Cooley LLP

55 Hudson Yards

New York, New York 10001

Attn:  William Sorabella

 Brandon Fenn

Email: wsorabella@cooley.com

 bfenn@cooley.com

8.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

8.10 Obligation of Parent’s Subsidiaries. Parent shall cause Purchaser to duly perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser under this Agreement, and Parent shall be jointly and severally liable with Purchaser for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

8.11 Transfer Taxes. Except as expressly provided in Section 2.7(d), all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes imposed on the Transactions shall be borne by Parent and Purchaser when due. Parent and Purchaser shall file, at their expense, all Tax Returns and other documentation required to be filed with respect to such Taxes.

8.12 Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company, as applicable, that are set forth in this Agreement if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure. The mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty or covenant shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or constitutes a Material Adverse Effect, and no reference to, or disclosure of, any item or other matter in the Company Disclosure Letter shall necessarily imply that any other undisclosed matter or item having a greater value or significance is material.

8.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. For purposes of this Agreement, where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires.

(b) Each Party has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, the Parties agree that any rule of construction to the effect that ambiguities or questions of intent or interpretation are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authority of any of the provisions of this Agreement.

(c) The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Legal Requirement, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the drafting party of such agreement or document.

(d) As used in this Agreement, unless otherwise indicated, the words “include,” “includes” and “including” shall be deemed in each case to be followed by the words “without limitation.” As used in this Agreement, unless otherwise indicated, the words “hereof,” “herein” and “hereunder” and words of like import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. As used in this Agreement, unless otherwise indicated, the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”). As used in this Agreement, unless otherwise indicated, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and shall not simply mean “if.”

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(f) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(g) References to “made available” shall mean that such documents or information referenced: (i) were physically or electronically delivered or provided to the Company, Parent, Purchaser or their respective Representatives, as applicable; (ii) were contained in the Company’s electronic data room maintained by Datasite; or (iii) were publicly available, without redactions, on the EDGAR website, in each case of clause (i) through (iii) at least twenty-four (24) hours prior to the date of this Agreement.

(h) References to any specific Legal Requirement or to any provision of any Legal Requirement includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Legal Requirement will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto) as of such date.

(i) References in this Agreement to “ordinary course” or “ordinary course of business” shall mean the ordinary course of operations of the Company, consistent in all material respects with the Company’s past practice.

(j) References to “$” or “dollars” refer to United States dollars unless otherwise noted.

(k) The table of contents and bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

NOVARTIS AG

By:	/s/ Jonathan Emery
Name:	Jonathan Emery
Title:	Authorized Signatory

By:	/s/ Tariq El-Rafie
Name:	Tariq El-Rafie
Title:	Attorney-in-fact

TORINO MERGER SUB INC.

By:	/s/ Ram Narayan
Name:	Ram Narayan
Title:	Attorney-in-fact

By:	/s/ Juliana Mazza-Reis
Name:	Juliana Mazza-Reis
Title:	Attorney-in-fact

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

TOURMALINE BIO, INC.

By:	/s/ Sandeep Kulkarni
Name:	Sandeep Kulkarni
Title:	Chief Executive Officer

A-2

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“2025 Bonus Payment” is defined in Section 5.6(d).

“401(k) Termination Date” is defined in Section 5.6(c).

“Acceptable Confidentiality Agreement” is defined in Section 5.3(a).

“Acquisition Proposal” shall mean any indication of interest, proposal or offer proposal from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions providing for any (a) purchase, acquisition or license of assets of the Company equal to 20% or more of the consolidated assets (including equity interests) of the Company or to which 20% or more of the consolidated revenues or earnings of the Company are attributable, (b) purchase, issuance by the Company or acquisition of 20% or more of the outstanding Shares, or securities convertible into outstanding Shares, (c) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares, (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares, or securities convertible into outstanding Shares or (e) sale of the rights of, license (other than any non-exclusive and non-material license granted by the Company in the ordinary course of business or expressly permitted to be granted by the Company by Section 5.2) of, or joint venture or other similar transaction involving Pacibekitug, in each case, other than the Transactions.

“Addendum” is defined in Section 5.1.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

“Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the UK Bribery Act of 2010, and any applicable Legal Requirements relating to the prevention of corruption, bribery or money-laundering or applicable to record keeping and internal control Legal Requirements, including any such Legal Requirements that prohibit private commercial bribery.

“Antitrust and FDI Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, state Legal Requirements and other applicable Legal Requirements (including non-U.S. Legal Requirements) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, or abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly and all Legal Requirements and Orders issued by a Governmental Body relating to foreign investment or national security.

“Applicable Proceeding” is defined in Section 5.2(c).

“Balance Sheet” is defined in Section 3.11.

“Bankruptcy and Equity Exceptions” is defined in Section 3.15(b).

“Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

“Burdensome Condition” is defined in Section 5.5(d).

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which banks in New York, New York or Basel or Zurich, Switzerland are authorized or required by Legal Requirements to be closed.

“CC Date” is defined in Section 3.16(e).

“Certificate of Incorporation” shall mean the Amended and Restated Certificate of Incorporation of the Company.

“Certificates” is defined in Section 2.7(b).

“Change in Circumstance” shall mean any material event, fact, occurrence or development or material change in circumstances that occurs or arises after the date of this Agreement that has a material positive effect on the business, assets, Liabilities, financial condition or results of operations of the Company, and that (a) was not known or reasonably foreseeable to the Company Board as of the date of this Agreement (or if known Company Board as of the date hereof, the consequences of which were not known or reasonably foreseeable to Company Board as of the date of this Agreement) and (b) does not relate to (i) any Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates, (iii) any change in conditions generally (including any regulatory changes) affecting the industries or sectors in which the Company operates, except to the extent such change has a disproportionate impact on the Company (taken as a whole) as compared to other similarly situated participants in the industries in which the Company operates, (iv) the taking of any action required or expressly contemplated by this Agreement, (v) the fact, in and of itself, that the Company meets or exceeds any internal or analysts’ expectations or projections for the results of operations for any period ending on or after the date of this Agreement (provided, that the exception in this clause (v) shall not prevent or otherwise affect the development or change underlying the Company meeting or exceeding such metrics from being taken into account in determining whether a Change in Circumstance has occurred if it is not otherwise excluded by this definition), or (vi) any changes after the date of this Agreement in the market price or trading volume of the shares of Company Common Stock (provided, that the exception in this clause (vi) shall not prevent or otherwise affect the development or change underlying such change in market price or trading value from being taken into account in determining whether a Change in Circumstance has occurred if it is not otherwise excluded by this definition).

“Chosen Courts” is defined in Section 8.5(a).

“Closing” is defined in Section 2.3(a).

“Closing Date” is defined in Section 2.3(a).

“Code” shall mean the Internal Revenue Code of 1986.

“Collaboration Partners” shall mean the Company’s (sub-)licensees or (sub-) licensors of Intellectual Property Rights or any third party with which the Company has entered into a Contract that relates to the material research, development, supply, manufacturing, testing, commercialization, or other exploitation of any Company Product Candidate.

“Company” is defined in the preamble to this Agreement.

“Company 401(k) Plan” is defined in Section 5.6(c).

“Company Acquisition Agreement” is defined in Section 5.3(b).

“Company Adverse Change Recommendation” is defined in Section 5.4(a).

“Company Associate” shall mean each current or former officer or other employee, or individual who is an individual independent contractor, consultant or director of or to the Company.

“Company Board” is defined in the recitals of this Agreement.

“Company Board Recommendation” is defined in the recitals of this Agreement.

“Company Breach Notice Period” is defined in Section 7.1(e).

“Company Common Stock” shall mean Company Voting Common Stock and Company Non-Voting Common Stock, collectively.

“Company Contract” shall mean any Contract to which the Company is a party or by which any of its assets are bound.

“Company Disclosure Documents” is defined in Section 3.7(g).

“Company Disclosure Letter” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of this Agreement and that has been delivered by the Company to Parent on the date of this Agreement.

“Company Equity Plans” shall mean the Company’s 2022 Equity Incentive Plan, as amended and restated, and the Company’s 2023 Equity Incentive Plan.

“Company ESPP” is defined in Section 2.10.

“Company Lease” shall mean any Company Contract pursuant to which the Company leases, subleases or is otherwise granted a right to use or enjoy Leased Real Property from another Person.

“Company Licensed IP” shall mean Intellectual Property Rights that are exclusively licensed to the Company, including any patent or patent application that claims priority to or shares priority with any patent or patent application identified on Section 3.13(a) of the Company Disclosure Letter.

“Company Non-Voting Common Stock” shall mean the class designated as non-voting common stock, par value $0.0001 per share of the Company.

“Company Options” shall mean all options to purchase Shares (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Owned IP” shall mean all Intellectual Property Rights that are owned or purported to be owned (solely or jointly, in whole or in part) by the Company, including any patent or patent application identified on, or that claims priority to or shares priority with any patent or patent application identified on, Section 3.13(a) of the Company Disclosure Letter.

“Company Product Candidates” means any pharmaceutical product that is being discovered, researched, developed, tested, manufactured, sold or distributed, or otherwise commercialized, by or on behalf of the Company (including by any Collaboration Partner) and that is owned by, licensed to, or otherwise used in the business of, the Company, on or before the date of this Agreement and during the Pre-Closing Period, including investigational Pacibekitug and any other investigational products in the Company’s research and development pipeline.

“Company Related Parties” shall mean, collectively, (a) the Company and its Affiliates and (b) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, members, managers, general or limited partners, stockholders and assignees of the Company and its Affiliates.

“Company Restricted Share” means each share of Company Common Stock, purchased pursuant to an exercise of a Company Option or otherwise purchased pursuant to an award under a Company Equity Plan or otherwise, which is subject to a repurchase option by the Company.

“Company SEC Documents” is defined in Section 3.7(a).

“Company Securities” is defined in Section 3.4(d).

“Company Stock Award Grant Date” is defined in Section 3.4(e).

“Company Stock Awards” shall mean all Company Options, Company Restricted Shares and RSUs.

“Company Stockholder” shall mean a holder of Company Common Stock.

“Company Systems” is defined in Section 3.14(c).

“Company Termination Fee” is defined in Section 7.3(b)(i).

“Company Undesignated Preferred Stock” shall mean the undesignated preferred stock, par value of $0.0001 per share, of the Company.

“Company Voting Common Stock” shall mean the class designated as common stock, par value $0.0001 per share of the Company.

“Confidentiality Agreement” is defined in Section 5.1.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Continuing Employee” is defined in Section 5.6(a).

“Contract” shall mean any legally binding agreement, contract, subcontract, lease, instrument, bond, debenture, note, indenture, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or other legally binding commitment or undertaking of any nature.

“Data Security Requirements” shall mean, to the extent governing the privacy, data protection or security of any Personal Information including data breach notification, all applicable (a) Legal Requirements (including, as and to the extent applicable to the relevant Personal Information, the Health Insurance Portability and Accountability Act of 1996 as amended by Health Information Technology for Economic Clinical Health Act of the American Recovery and Reinvestment Act of 2009, and each of their implementing regulations, and the EU General Data Protection Regulation and the implementing statutes of EU member states), (b) written external-facing privacy policies of the Company and any governing consents, and (c) legally binding contractual requirements to which the Company is a party.

“Determination Notice” is defined in Section 5.4(b)(i).

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Dissenting Shares” is defined in Section 2.8.

“DOJ” shall mean the U.S. Department of Justice.

“DTC” is defined in Section 2.7(b)

“Effective Time” is defined in Section 2.3(b).

“Employee Plan” shall mean (a) any “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and (b) each other employment, individual consulting, salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, equity or equity-based compensation, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, tax gross-up, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement whether written or unwritten, in each case (i) that is sponsored, maintained, entered into, contributed to or required to be contributed to by the Company or (ii) with respect to which the Company has or could reasonably be expected to have any liability (including as a result of an ERISA Affiliate).

“Encumbrance” shall mean any lien, license, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforcement Expenses” is defined in Section 7.3(e).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” shall mean any federal, state, local or foreign Legal Requirements relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, soil, soil vapor, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, releases or threatened releases of Hazardous Materials or otherwise relating to the labelling, management, recycling, generation, testing, recycling, manufacture, processing, distribution, use, treatment, storage, disposal, Release, removal, remediation, recovery, reporting, cleanup, transport or handling of Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that, together with Company, is or has at any relevant time been treated as a single employer with Company under Section 4001(b) of ERISA or as part of the same “controlled group” as Company for purposes of Section 302(d)(3) of ERISA or Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Excluded Shares” shall mean (a) any Shares held by (i) the Company (other than Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties) or (ii) Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent as of the Effective Time and (b) any Dissenting Shares.

“Existing D&O Policies” is defined in Section 5.7(c).

“Expiration Date” is defined in Section 1.1(c).

“FAR” is defined in Section 3.15(c).

“FDA” is defined in Section 3.16(b).

“FDA Application Integrity Policy” is defined in Section 3.16(b).

“FTC” shall mean the U.S. Federal Trade Commission.

“GAAP” is defined in Section 3.7(b).

“Good Clinical Practices” means the standards for clinical trials for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of pharmaceuticals (including all applicable requirements relating to protection of human subjects), as set forth in the FDCA and applicable regulations promulgated by the FDA (including, for example, 21 C.F.R. Parts 11, 50, 54, 56, and 312), as amended from time to time, and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects)as are required by Regulatory Authority in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, where the Company currently intends to sell the Company Product Candidate after receipt of Governmental Authorization.

“Good Documentation Practices” mean the standards and practices of creating and maintaining records that are accurate, attributable, verified as genuine, legible, contemporaneous and complete, and are created and stored using security measures that protect the confidential nature (if applicable) and integrity of the records, and prevent unauthorized access to, and alteration, corruption or loss of such records in a manner sufficient to satisfy the requirements contained in 21 C.F.R. Parts 58, 312, 210, and211, the FDA’s relevant guidance documents including E6(R2) Good Clinical Practice: Integrated Addendum to ICH E6(R1) (March 2018), and all comparable standards of any other applicable Governmental Body or Regulatory Authority.

“Good Laboratory Practices” mean standards for conducting non-clinical laboratory studies, as set forth in the FDCA and applicable regulations promulgated by the FDA (including, for example, 21 C.F.R. Parts 11 and 58), as amended from time to time, and such standards of good laboratory practices as are required by Governmental Bodies or Regulatory Authorities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, where the Company currently intends to sell the Company Product Candidates after receipt of Governmental Authorization, to the extent such standards are not less stringent than in the United States.

“Good Manufacturing Practices” mean standards for the manufacture, processing, packaging, testing, transportation, handling and holding of drug products, as set forth in the FDCA and applicable regulations promulgated by the FDA (including, for example, 21 C.F.R. Parts 11, 210, and 211), as amended from time to time, and such standards of good manufacturing practices as are required by Governmental Bodies or Regulatory Authorities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, where the Company currently intends to sell the Company Product Candidates after receipt of Governmental Authorization, to the extent such standards are not less stringent than in the United States.

“Government Bid” means any offer, proposal, quotation or bid which, if accepted or awarded, would lead to a Government Contract for the sale of goods or the provision of services.

“Government Contract” means any prime contract, subcontract, joint venture, teaming agreement, basic ordering agreement, blanket purchase agreement, letter agreement, grant, subgrant, cooperative agreement, federal or state funding award, or other commitment or funding vehicle between the Company and (a) a Governmental Body, (b) any prime contractor, prime recipient, or awardee contracting with a Governmental Body, or (c) any subcontractor, subrecipient, or subawardee with respect to any agreement described in clause (a) or (b).

“Government Official” shall mean any officer or employee of a Governmental Body or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such Governmental Body, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authorization” shall mean any: (a) application, approval, permit, license, certificate, franchise, permission, variance, clearance, registration, qualification, Consent or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement, including any Investigational New Drug Application (“IND”), Clinical Study Authorization, New Drug Application (“NDA”), Biologics License Application (“BLA”) or other application or permit to test, market, or commercialize a pharmaceutical or biological product, and all supplements, amendments, variations, extensions and renewals thereto, or (b) right under any Contract with any Governmental Body or Regulatory Authority, including but not limited to Clinical Study Authorization and applications to commercialize a pharmaceutical or biological product.

“Governmental Body” shall mean: (a) any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) any government; (c) any governmental, regulatory or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity; (d) any court, judicial body, arbitrator, arbitration panel or other tribunal and (e) any non-governmental self-regulatory agency, securities exchange commission or authority, in each of clauses (b) through (e), whether supranational, national, federal, state, local, municipal, domestic or foreign.

“Governmental Program” shall mean any “Governmental Program” as defined in 42 U.S.C. §1320a-7b(f), including Medicare, Medicaid, CHAMPVA, TRICARE, the United States Department of Veteran Affairs, and all other health care reimbursement programs funded and/or regulated by any Governmental Body.

“Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under, or that is the basis for any liability under, any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste, per- and poly-fluorinated substances (“PFAS”), organofluorines, radon, mold, or silica.

“Healthcare Laws” shall mean any and all federal, state, local, or foreign Legal Requirements applicable to the Company related to the nonclinical and clinical research, investigation, development, design, manufacturing, packaging, labeling, marketing, advertising, promotion, import, export, testing, sale, sampling, distribution, use, and commercialization of healthcare products (and components thereof), including the United States Federal Food, Drug and Cosmetics Act, 21 U.S.C. §§ 301 et seq and the regulations promulgated thereunder and equivalent non-U.S. statutory and regulatory provisions; the Public Health Service Act, 42 U.S.C.§§ 201 et seq., and the regulations promulgated thereunder and equivalent non-U.S. statutory and regulatory provisions; the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the federal False Claims Act, 31 U.S.C. §§ 3729-3733; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Exclusions Law, 42 U.S.C. § 1320a-7; the healthcare fraud and false statement provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health (“HITECH”) Act; the Animal Welfare Act, 7. U.S.C. §§ 2131 et seq.; 42 U.S.C. §1395w-101 et seq. and the regulations promulgated thereunder; the so-called federal “Sunshine Law” or Open Payments 42 U.S.C. § 1320a-7h; Legal Requirements governing the protection of human research subjects; 15 U.S.C. §§ 41-58; the Controlled Substances Act, 21 U.S.C. § 801 et seq., Legal Requirements governing the manufacture, possession, and distribution of controlled substances; state board of pharmacy Legal Requirements; all applicable healthcare Legal Requirements, rules and regulation, guidance, orders, judgments, decrees and injunctions administered by the FDA and other applicable Regulatory Authorities, including those governing or relating to Good Clinical Practices, Good Documentation Practices, Good Laboratory Practices, Good Manufacturing Practices, development, approval, processing, and use of any compounds or products manufactured by or on behalf of the Company, including but not limited to FDA’s regulations at 21 C.F.R. Parts 11, 50, 54, 56, 58, 210, 211, 312, 600 and 610, each as may be amended from time to time and equivalent non-U.S. statutory and regulatory provisions.

“Healthcare Submissions” is defined in Section 3.16(e).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“In-bound License” is defined in Section 3.13(d).

“Indebtedness” shall mean, with respect to the Company: (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person and the capitalized value of any finance leases; (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person; (c) any obligations in respect of letters of credit (to the extent issued) and bankers’ acceptances or other similar instruments; (d) all liabilities under interest rate, currency, swap, collar, hedging or similar agreements or arrangements; or (e) any guaranty of any such obligations described in clauses (a) through (d) of any Person (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business and that are not more than ninety (90) days past due).

“Indemnification Agreements” is defined in Section 5.7(a).

“Indemnified Persons” is defined in Section 5.7(a).

“Indemnifying Parties” is defined in Section 5.7(b).

“Intellectual Property Rights” shall mean and includes all rights, title, and interest in intellectual property and similar proprietary rights, which may exist or be created or protected under the laws of any jurisdiction in the world, including: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, business marks, brand names, corporate names, trade dress, logos, trade names and other source or business identifiers, domain names and URLs, social media identifiers and accounts, and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know-how, inventions, invention disclosures, improvements, formulae, formulations, manuals, systems, methods, designs, drawings, procedures, processes, protocols, specifications, techniques and other forms of technology and data, data collections, sui generis database rights, technical information, techniques, in each case whether or not patentable or copyrightable, and including all biological, chemical, biochemical, toxicological, pharmacological and metabolic material and information and data relating thereto and formulation, clinical, analytical and stability information and data, and proprietary rights with respect to the foregoing; (d) patents, patent applications, provisional patent applications and similar instruments and industrial property rights; (e) designs; (f) rights of publicity and privacy and other rights to use the names, likeness, image, photograph, voice, identity and Personal Information of individuals; (g) other proprietary rights in intellectual property of every kind and nature; and (h) all registrations, renewals, extensions, substitutions, statutory invention registrations, supplemental protection certificates, provisionals, non-provisionals, continuations, continuations-in-part, divisionals, or reissues of, and applications for, any of the rights referred to in clauses (a) through (g) (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IP Developer” is defined in Section 3.13(b).

“IRS” shall mean the Internal Revenue Service.

“knowledge” shall mean, with respect to the Company, the actual knowledge of the persons holding the positions of Chief Executive Officer or Chief Financial Officer of the Company and the individuals listed on Section 1.1(a) of the Company Disclosure Letter, in each case, after making reasonable inquiry, including of such Company employees who would reasonably be expected to have knowledge of any particular fact or other matter.

“Leased Real Property” is defined in Section 3.12(b).

“Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, or appellate proceeding), inquiry, or hearing commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, guidance, treaty, Order, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NYSE or the Nasdaq).

“Legal Restraint” is defined in Annex I.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Lookback Date” shall mean January 1, 2022.

“Match Period” is defined in Section 5.4(b)(i).

“Material Adverse Effect” shall mean any fact, event, occurrence, effect, change, development or circumstance (each, an “Effect”) that, individually or in the aggregate with all other Effects, (a) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company (taken as a whole) or (b) prevents or materially impairs the ability of the Company to consummate the Offer or the Merger by the Outside Date; provided, however, that for the purposes of the preceding clause (a) only, no Effect arising out of, relating to or resulting from the following, shall be deemed in and of themselves, either alone or in combination, to be or constitute, or shall be taken into account in determining, whether there has been, or would reasonably be expected to be, a Material Adverse Effect: (i) general economic, legislative, regulatory or political conditions or conditions in any securities, credit, financial or other capital markets or in the industry in which the Company operates, in each case in the United States or any other country or region; (ii) any Effect arising directly or indirectly from or otherwise relating to changes in interest rates, inflation rates, tariffs or fluctuations in the value of any currency; (iii) any Effect in general regulatory, legislative or political conditions in the United States or any other country or region in the world; (iv) any act of terrorism, war, cyber attacks, cyber terrorism, weather, earthquakes, hurricanes, tornados, natural disasters, climatic conditions, pandemic or epidemic (and any escalation or worsening of any of the foregoing); (v) any change in any Legal Requirements or GAAP, or legally binding interpretations of any Legal Requirements or GAAP; (vi) any change in the market price, credit rating or trading volume of the Company’s stock or other securities or any change affecting the ratings or the ratings outlook for the Company (provided, however, that the underlying factors contributing to any such change shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Material Adverse Effect); (vii) any Effect arising out of or relating to the announcement, execution, pendency or performance of this Agreement or the Transactions, including (A) any claim or Legal Proceeding after the date hereof against the Company or any of its directors or officers (in their capacity as such) by any Company Stockholders (on their own behalf or on behalf of the Company) arising out of or related to this Agreement or the Transactions, (B) any negative development in customer, supplier, distributor, employee, financing source, stockholder, regulatory or business partner of the Company resulting therefrom or (C) any Effect that arises out of or relates to the identity of, or any facts or circumstances relating to, Parent or any of its Affiliates; provided, however, that this forgoing clause (vii) shall not apply with respect to any representation or warranty that expressly addresses the consequences of the announcement of, or the compliance with, this Agreement, or the pendency or consummation of the Transactions or with respect to the condition set forth in clause (B)(b) of Annex I, solely to the extent it relates to such representations and warranties; (viii) (A) any action taken (or omitted to be taken) with the express written consent of Parent or (B) the failure to take any action that is expressly prohibited by the terms of this Agreement to the extent Parent unreasonably fails to give its consent thereto after a written request therefor; (ix) any failure by the Company to meet any internal or external projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (provided, that the underlying factors contributing to any such failure shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Material Adverse Effect); (x) any determination by, or delay of a determination by, the FDA or any other Governmental Body, or any panel, or advisory body empowered or appointed thereby, with respect to any applications, approvals or clearances relating to the Company’s or its competitors’ or potential competitors’ product candidates, products, or programs; (xi) any results, outcomes, data, indications, adverse events, side effects or safety observations arising from preclinical trials, clinical trials or testing (including any stability testing), including any requirement to conduct further clinical studies or tests or any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of any new side effects, adverse events or safety observations, with respect to the Company’s or its competitors’ product candidates, products or program; (xii) the results of, or any data derived from, any preclinical or clinical testing being conducted by or on behalf of any actual competitor of the Company or any announcements thereof; (xiii) any regulatory, preclinical or clinical, competitive, pricing reimbursement or manufacturing effects, changes, events, facts, circumstances or occurrences relating to or affecting any product candidate of the Company or any product or product candidate competitive with or related to any product candidate of the Company; or (xiv) the availability of or cost of equity, debt or other financing to Parent or Purchaser; provided, however, that any Effect referred to in the foregoing clauses (x), (xi), (xii) and (xiii) may be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect to the extent such Effect involves: (x) any wrongdoing by the Company or any of its Affiliates or Representatives, (y) any action taken (or the failure to takes any action) by or at the express direction of the Company constituting fraud or violation of applicable Legal Requirement or (z) any willful and material failure on the part of the Company to comply with the approved clinical protocol of the development of any product or product candidate, unless Parent shall have consented in writing to the taking or failure to take any such action; provided, further that any Effect referred to in the foregoing clauses (i) through (v) may be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect to the extent such Effect has a disproportionate adverse impact on the Company (taken as a whole) as compared to other similarly situated participants in the industries in which the Company operates (in which case any such incremental disproportionate adverse impact (and only such incremental disproportionate adverse impact) may be taken into account in determining whether there is, or would reasonably be expected to be a Material Adverse Effect).

“Material Contract” is defined in Section 3.15(a).

“Maximum Amount” is defined in Section 5.7(c).

“Merger” is defined in the recitals of this Agreement.

“Merger Consideration” is defined in Section 2.6(a)(iv).

“Minimum Condition” is defined in Annex I.

“Misconduct Allegation” is defined in Section 3.20(d).

“Nasdaq” shall mean The Nasdaq Global Select Market.

“NYSE” shall mean The New York Stock Exchange.

“Offer” is defined in the recitals of this Agreement.

“Offer Acceptance Time” is defined in Section 1.1(g).

“Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Offer Conditions” is defined in Section 1.1(b).

“Offer Documents” is defined in Section 1.1(e).

“Offer Price” is defined in the recitals of this Agreement.

“Offer to Purchase” is defined in Section 1.1(b).

“OIG” is defined in Section 3.16(b).

“Option Consideration” is defined in Section 2.9(a).

“Order” shall mean any order, award judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, temporary, preliminary or permanent, in each case, that is entered, issued, made or rendered by any Governmental Body and that is binding on any Person or its property under applicable Legal Requirement.

“Out-bound License” is defined in Section 3.13(d).

“Outside Date” is defined in Section 7.1(c).

“Pacibekitug” shall mean the fully human recombinant immunoglobulin G (IgG2) anti-IL-6 monoclonal antibody known by the names pacibekitug and the product codes TOUR-006, PF-0436921 and PF-4236921.

“Parent” is defined in the preamble to this Agreement.

“Parent 401(k) Plan” is defined in Section 5.6(c).

“Parent Breach Notice Period” is defined in Section 7.1(g).

“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with one or more other Effects, prevents, materially delays or materially impairs the ability of Parent or Purchaser to consummate the Transactions or perform its obligations under this Agreement or the other documents executed in connection with the Transactions to which Parent or Purchaser is a party.

“Parent Plans” is defined in Section 5.6(b)(i).

“Parent Related Parties” shall mean (a) Parent, Purchaser and their Affiliates and (b) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, members, managers, general or limited partners, stockholders and assignees of each of Parent, Purchaser and their respective Affiliates.

“Parties” shall mean Parent, Purchaser and the Company.

“Paying Agent” is defined in Section 2.7(a).

“Paying Agent Agreement” is defined in Section 2.7(a).

“Payment Fund” is defined in Section 2.7(a).

“Permitted Encumbrance” shall mean (a) any Encumbrance that arises for Taxes either not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business); (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract to the extent made available to Parent; (d) any Encumbrances for which appropriate reserves have been established in the financial statements of the Company; (e) any non-exclusive licenses granted to use Intellectual Property Rights in the ordinary course of business where such licenses are incidental to performance under the Contract and granted to a Person solely with limited rights to perform services for the Company; and (f) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Information” shall mean information in the Company’s possession, custody, or control that constitutes “personal data,” “personal information,” or similar term as defined by applicable Legal Requirements.

“Pre-Closing Period” is defined in Section 5.1.

“Process” or “Processing” means the use, collection, processing, storage, recording, adaption, alteration, transfer, disclosure, or dissemination of Personal Information.

“Purchaser” is defined in the preamble to this Agreement.

“Reference Date” shall mean the last Business Day prior to the date of this Agreement.

“Registered Company Owned IP” is defined in Section 3.13(a).

“Registered IP” shall mean all Intellectual Property Rights that are pending, registered or issued under the authority of any Governmental Body or, solely for domain names, private registrar, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

“Regulatory Authority” shall mean any Governmental Body with authority over the quality, identity, strength, purity, safety, efficacy, research, development, testing, investigation, manufacture, packaging, labeling, storage, distribution, destruction, disposition, advertising, marketing, import, export, or sale of any product (including any compound, ingredient, or other material) that the Company or any Subsidiaries or Third Parties manufactures or is developing, or any service the Company or any Subsidiaries or Third Parties provides.

“Regulatory Permits” is defined in Section 3.16(b).

“Regulatory Termination Fee” is defined in Section 7.3(c).

“Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, soil vapor, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“RSU” is defined in Section 2.9(c).

“RSU Consideration” is defined in Section 2.9(c).

“Sanctioned Country” shall mean any country or territory that is the subject or target of comprehensive sanctions, which currently includes Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions in Ukraine, and, for purposes of this Agreement, Russia and Belarus.

“Sanctioned Person” shall mean any Person that is: (a) the subject or target of sanctions or restrictions under Sanctions Laws or any Legal Requirement relating to export, reexport, transfer, and import controls, including the Export Administration Regulations and any other regulation administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the customs and import Legal Requirements administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation (collectively, “Export-Import Laws”), including any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of Treasury’s Office of Foreign Asset Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (b) located or a resident in or organized under the Legal Requirements of a Sanctioned Country; or (c) 50% or more owned, directly or indirectly, individually or in the aggregate, or otherwise controlled by a Person or Persons described in clauses (a) or (b).

“Sanctions Laws” shall mean all Legal Requirements relating to economic, financial or trade sanctions, including the Legal Requirements administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, His Majesty’s Treasury of the United Kingdom, the European Union and EU member states or any other applicable sanctions authority with jurisdiction over the Company.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“Schedule 14D-9” is defined in Section 1.2(a).

“Schedule TO” is defined in Section 1.1(e).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933.

“Security Incident” shall mean a material security incident, ransomware or breach or intrusion into the Company’s computer networks or the unauthorized access to, or material disclosure, use or modification of, Personal Information.

“Shares” is defined in the recitals of this Agreement.

“Standard Contracts” is defined in Section 3.13(d).

“Subsidiary” shall mean, with respect to any Person, an Entity in which such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity or financial interests.

“Superior Proposal” shall mean a bona fide written Acquisition Proposal made after the date hereof that did not result from a breach of Section 5.3 or Section 5.4 providing for a transaction or series of related transactions on terms that the Company Board (or committee thereof) determines in its good faith judgment, after consultation with its financial advisor and outside legal counsel, taking into account all legal, regulatory and financing aspects of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal (including certainty of closing) that the Company Board deems relevant, (a) is reasonably likely to be consummated in accordance with its terms without undue delay and (b) if consummated, would result in a transaction more favorable to the Company Stockholders (solely in their capacities as such) from a financial point of view than the Offer and Merger (including any adjustment to the terms and conditions proposed by Parent in response to such proposal); provided that for purposes of the definition of “Superior Proposal” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

“Surviving Corporation” is defined in the recitals of this Agreement.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or other similar state anti-takeover Legal Requirements.

“Tax” and “Taxes” shall mean (a) any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges in the nature of a tax imposed by any Governmental Body, including taxes or other similar charges on or with respect to income, capital gains, franchise, business, windfall or other profits, estimated, gross receipts, property, sales, use, surtax, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; and (b) any and all interest, penalties, additions to tax and additional amounts imposed in connection with or with respect to any of the foregoing amounts.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax, including any attachment thereto or amendment thereof.

“Third Parties” is defined in Section 3.16(a).

“Third-Party Payor Program” shall mean such private, non-governmental healthcare programs, including to any private insurance program.

“Trade Control Laws” is defined in Section 3.17(a).

“Transactions” shall mean (a) the execution and delivery of this Agreement and (b) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

“Transaction Litigation” shall mean any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction, other than any Legal Proceedings among the Parties related to this Agreement.

“Treasury Regulations” shall mean the regulations promulgated under the Code.

“Willful Breach” shall mean a material breach of this Agreement that is a consequence of an act or failure to act by the breaching party with actual knowledge that such party’s act or failure to act would or would reasonably be expected to result in or constitute a breach of this Agreement.

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(a)” through “(g)” below. Accordingly, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for purchase of, or (subject to any such rules and regulations) the purchase and payment for, any validly tendered (and not validly withdrawn) Shares, and, to the extent permitted by this Agreement, may (i) terminate the Offer: (A) upon termination of this Agreement; and (B) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of this Agreement) or (ii) amend the Offer as otherwise permitted by this Agreement, if: (A) the Minimum Condition shall not be satisfied as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses “(b)” through “(g)” below shall not be satisfied or waived in writing by Purchaser as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer:

(a) there shall have been validly tendered and not validly withdrawn shares of Company Common Stock that, considered together with all other shares of Company Common Stock (if any) beneficially owned by Parent or any of its wholly owned Subsidiaries, would represent a majority of the total number of shares of Company Common Stock outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(b)

(i) the representations and warranties of the Company set forth in Section 3.9(a)(ii) shall be true and correct in all respects as of the date of the Agreement and at and as of the Offer Acceptance Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(ii) the representations and warranties of the Company set forth in Sections 3.4(a), 3.4(c), 3.4(d), clauses (ii) and (iii) of the second sentence of Section 3.4(e) and the penultimate sentence of Section 3.4(e) shall be true and correct in all respects (except for any inaccuracies that individually or in the aggregate are de minimis) as of the date of the Agreement and at and as of the Offer Acceptance Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(iii) the representations and warranties of the Company set forth in Article 3 (other than Sections 3.1, 3.3, 3.4, 3.5, 3.6(a), 3.8, 3.9(a)(ii), clause (i) of the first sentence of 3.16(b), 3.16(d), 3.16(e), 3.24, 3.25 and 3.26) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of such time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except where the failure of any such representation or warranty to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

Annex I-1

(iv) the representations and warranties of the Company set forth in Sections 3.1, 3.3, 3.4 (other than Sections 3.4(a), 3.4(c), 3.4(d), clauses (ii) and (iii) of the second sentence of Section 3.4(e) and the penultimate sentence of Section 3.4(e)), 3.5, 3.6(a), 3.8, clause (i) of the first sentence of 3.16(b), 3.16(d), 3.16(e), 3.24, 3.25 and 3.26 shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of such time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time);

(c) the Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d) Parent and Purchaser shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by the chief executive officer or chief financial officer thereof, certifying that the conditions set forth in clauses “(b)” and “(c)” above and clause “(g)” below have been duly satisfied;

(e) (i) any waiting period (and any extension thereof) applicable to the Offer under the HSR Act shall have expired or terminated, and any agreement between a Party with any Governmental Body, if agreed to by the other Party in writing, not to consummate the Offer shall have expired or been earlier terminated and (ii) any required consents, approvals, or expiration or termination of waiting periods from Governmental Bodies in the jurisdictions set forth on Section 5.5(b) of the Company Disclosure Letter, if any, shall have been obtained (or deemed to have been obtained by virtue of the expiration or termination of any applicable waiting periods);

(f) (i) no Order shall have been issued by any court of competent jurisdiction after the date hereof and remain in effect, nor (ii) shall any Legal Requirement have been entered, enforced, enacted, or issued after the date hereof by any Governmental Body and remain in effect, in the case of each of clause (i) and (ii), which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (such Orders and Legal Requirements, each a “Legal Restraint”);

(g) since the date of this Agreement, there shall not have occurred any Material Adverse Effect; and

(h) this Agreement shall not have been terminated in accordance with its terms.

Annex I-2